TSX: FVI | NYSE: FSM fortunasilver.com

2020

MANAGEMENT INFORMATION CIRCULAR

Annual General Meeting of Shareholders

June 18, 2020

May 6, 2020

Fellow Shareholders:

On behalf of the Board of Directors and management of Fortuna Silver Mines Inc., I write in connection with the 2020 annual general meeting of shareholders. The Meeting will be held in the Oceanview Suite 3, Pan Pacific Hotel, 999 Canada Place, Vancouver, BC on Thursday, June 18, 2020 at 10:00 a.m. (Vancouver time).

The accompanying Management Information Circular contains important information regarding recording your votes, the directors nominated for election, our corporate governance practices, and how we compensate our executives and directors.

The federal and BC Provincial governments, together with the federal and Provincial health authorities have recommended social distancing to assist with reducing the spread of COVID-19. We therefore urge all Shareholders to comply with such measures and we encourage those Shareholders as at the record date of May 4, 2020, to vote by proxy in advance of the Meeting, either in paper form, by telephone, or online, and not attend the Meeting in person unless and until all social distancing recommendations or restrictions have been lifted. See “Proxies – Voting of Proxies” in the Company’s management information circular (the “Circular”) for details on how you can vote by proxy. Attendance at the Meeting will be limited to the legal requirements for shareholder meetings, with no presentation by management after the Meeting. In order to reduce the number of attendees at the Meeting, only registered Shareholders will be permitted entrance in person. Guests will not be permitted entrance unless legally required. In the event that we are unable to hold the Meeting in person as a result of restrictions due to COVID-19, we will promptly notify Shareholders by news release of any change in the location of the Meeting, date or time.

I thank you in advance for your co-operation.

Sincerely,

Jorge Ganoza Durant

President and Chief Executive Officer

NOTIFICATION OF NOTICE AND ACCESS TO SHAREHOLDERS

AND

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders of Fortuna Silver Mines Inc. (the “Company”) will be held in the Oceanview Suite 3, Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia on Thursday, June 18, 2020 at the hour of 10:00 a.m. (local time), where shareholders will be asked:

(a)	To receive the financial statements of the Company for the fiscal year ended December 31, 2019, together with the report of the auditors thereon;

(b)	To appoint auditors and to authorize the Directors to fix their remuneration (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Appointment and Remuneration of Auditors” in the Circular);

(c)	To determine the number of Directors at seven (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Election of Directors” in the Circular);

(d)	To elect Directors (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Election of Directors” in the Circular); and

(e)	To consider, and if thought fit, pass an ordinary resolution approving the renewal of the Company’s share unit plan which has been amended to reduce the maximum share reservation limit from 5% to 2.25% (“2.25% Share Unit Plan”) and to approve the unallocated awards under the 2.25% Share Unit Plan (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Approval of the Company’s Share Unit Plan” in the Circular).

Shareholders are also hereby notified that the Company is using the notice-and-access provisions (“Notice-and-Access”) contained in National Instrument 54-101 for the delivery to its shareholders of the proxy materials for the Meeting (the “Meeting Materials”), which include the Management Information Circular for the Meeting (the “Circular”). Under Notice-and-Access, instead of receiving paper copies of the Meeting Materials, shareholders receive this notice to advise them how to either obtain the Meeting Materials electronically or request a paper copy of the Meeting Materials.

Those shareholders with existing instructions on their account to receive paper materials will receive paper copies of the Meeting Materials with this Notice.

Accessing Meeting Materials Online

The Meeting Materials are available on the Company’s SEDAR profile located at www.sedar.com and are also available on the Company’s website at: https://www.fortunasilver.com/investors/agm-materials/. The Meeting Materials will remain on the Company’s website for one year following the date of this notice. Shareholders are reminded to access and review all of the information contained in the Circular and other Meeting Materials before voting.

Requesting Printed Meeting Materials

Registered shareholders may request a paper copy of the Meeting Materials by telephone at any time prior to the Meeting by calling toll-free at 1-866-962-0498 (or, for holders outside of North America, 1-514-982-8716) and entering the control number located on the Proxy and following the instructions provided. A paper copy will be sent to you within three business days of receiving your request. To receive the Meeting Materials prior to the proxy cut-off for the Meeting, you should make your request by Thursday, June 4, 2020.

Beneficial shareholders may request a paper copy by going on-line at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on the voting instruction form and following the instructions provided. If you do not have a control number, please call toll-free at 1-855-887-2243. A paper copy will be sent to you within three business days of receiving your request. To receive the Meeting Materials prior to the proxy cut-off for the Meeting, you should make your request by Thursday, June 4, 2020.

For paper copy requests made on or after the date of the Meeting, all shareholders may call toll-free at 1-877-907-7643 (if you have a control number) and 1-855-887-2243 (if you do not have a control number) and a paper copy will be sent to you within 10 calendar days of receiving your request.

Shareholders may obtain a printed copy of the Meeting Materials at no cost until the date that is one year following the date of this notice by calling Broadridge toll free at 1-877-907-7643.

Voting of Proxies

Registered Shareholders

Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. Such proxy will not be valid unless a completed, dated and signed form of proxy is received by Computershare Trust Company, 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or, at the discretion of the Chairman, is delivered to the Chairman of the Meeting prior to commencement of the Meeting or any adjournment thereof.

Non-Registered Shareholders

Shareholders who hold common shares of the Company beneficially (“Non-Registered Holders”), but registered in the name of intermediaries, such as brokers, investment firms, clearing houses and similar entities (“Intermediaries”) may receive certain other materials from their Intermediary, such as a voting instruction form to vote their shares. If you are a Non-Registered Holder of the Company and receive these materials through your broker or through another Intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other Intermediary.

Questions

If you have any questions about Notice-and-Access and the information contained in this notice, you may obtain further information by calling Broadridge toll free at 1-855-887-2244.

DATED the 6th day of May, 2020.

BY ORDER OF THE BOARD

Jorge Ganoza Durant,
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

PROXIES	1
Notice-and-Access Process	1
Solicitation and Deposit of Proxies	1
Non-Registered Holders	2
Voting of Proxies	2
Revocation of Proxies	3
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	3
PARTICULARS OF MATTERS TO BE ACTED UPON	3
Appointment and Remuneration of Auditors	3
Election of Directors	3
Approval of the Company’s Share Unit Plan	8
EXECUTIVE COMPENSATION	10
Introduction	10
Overview	10
Compensation Governance	12
Objectives of Compensation	12
Share Ownership Policy	13
Role of the Compensation Committee	13
Role of the Chief Executive Officer	14
Role of Independent Third Party Compensation Advisors	14
Elements of Executive Compensation	15
Peer Comparator Companies - Benchmarking	16
Risk Assessment	16
Vesting Philosophy	17
Incentive Compensation Clawback Policy	18
Anti-Hedging Policy	18
2019 Compensation	18
Base Salary	18
Annual Performance-Based Cash Incentives	19
Medium- and Long-Term Incentives	23
Performance Graph	29
NEO Profiles	30
Summary Compensation Table	32
Option-Based and Share-Based Awards to NEOs	34
Management Contracts / Termination and Change of Control Benefits	35
Compensation to Directors	36
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	39
AUDIT COMMITTEE	41
CORPORATE GOVERNANCE	41
Shareholder Engagement – Shareholder and Proxy Advisory Company Matters	41
Board of Directors	42
Independent Lead Director	42
Audit Committee	43
Corporate Governance and Nominating Committee	43
Compensation Committee	43
Sustainability Committee	43
Board and Committee Assessments	44
Orientation and Continuing Education	44
Ethical Business Conduct	44
Strategic Planning	44
Share Ownership Policy	44
Diversity	45
Director Tenure and Skills	46
Director Attendance Record	46
Director Skills and Areas of Expertise	47
OTHER INFORMATION	48

SCHEDULE “A” – 2.25% Share Unit Plan
SCHEDULE “B” – Board Mandate

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

As at May 6, 2020

(Monetary amounts expressed in US dollars, unless otherwise indicated)

This Management Information Circular (“Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Fortuna Silver Mines Inc. (the “Company” or “Fortuna”) for use at the Annual General Meeting of the holders of common shares (“Common Shares”) of the Company to be held on Thursday, June 18, 2020 (the “Meeting”) and any adjournment thereof, at the time and place and for the purposes set forth in the notice of the Meeting (the “Notice of the Meeting”).

In this Circular, references to “Non-Registered Holders” means shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Non-Registered Holders.

PROXIES

Notice-and-Access Process

The Company has elected to use the notice-and-access provisions (“Notice-and-Access”) of National Instrument 54-101 for distribution of this Circular, form of proxy (“Proxy”) and other meeting materials (the “Meeting Materials”) to registered shareholders and Non-Registered Holders of the Company.

Under Notice-and-Access, rather than the Company mailing paper copies of the Meeting Materials to shareholders, the Meeting Materials can be accessed online on the Company’s SEDAR profile at www.sedar.com or on the Company’s website at https://www.fortunasilver.com/investors/agm-materials/. The Company has adopted this alternative means of delivery for the Meeting Materials in order to reduce paper use and the printing and mailing costs.

Shareholders will receive a “notice package” (the “Notice-and-Access Notification”) by prepaid mail, with details regarding the Meeting date, location and purpose, and information on how to access the Meeting Materials online or request a paper copy.

Shareholders will not receive a paper copy of the Meeting Materials unless they contact Broadridge at the applicable toll free number as set out in the Notice of the Meeting. Provided the request is made prior to the Meeting, Broadridge will mail the requested materials within three business days. Requests for paper copies of the Meeting Materials should be made by June 4, 2020 in order to receive the Meeting Materials in time to vote before the Meeting.

Shareholders with questions about Notice-and-Access may contact Broadridge toll-free at 1-855-887-2244.

Solicitation and Deposit of Proxies

While it is expected that the solicitation will be primarily by Notice-and-Access and mail, Proxies may be solicited personally or by telephone by the directors and regular employees of the Company. All costs of solicitation will be borne by the Company. We have arranged for intermediaries to forward the Notice-and-Access Notification to Non-Registered Holders of Common Shares held as of record by those intermediaries and we may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

The individuals named in the Proxy are Directors and the Corporate Secretary of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the Proxy and striking out the two printed names or by completing another form of proxy. The Proxy will not be valid unless the completed, dated and signed form of proxy is received by Computershare Trust Company, 100 University Avenue, 8th Floor, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or, at the discretion of the Chairman, is delivered to the Chairman of the Meeting prior to commencement of the Meeting or any adjournment thereof.

MANAGEMENT INFORMATION CIRCULAR	Page | 1

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a Non-Registered Holder are registered either:

(a)	in the name of an Intermediary that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency, such as The Canadian Depository for Securities Limited (CDS), of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders – those who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company, referred to as “Non-Objecting Beneficial Owners”, and those who have objected to their Intermediary disclosing ownership information about themselves to the Company, referred to as “Objecting Beneficial Owners” (“OBOs”).

In accordance with the requirements of NI 54-101, the Company will distribute the Notice-and-Access Notification to Intermediaries and clearing agencies for onward distribution to all Non-Registered Holders. Intermediaries are required to forward the Notice-and-Access Notification to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive Meeting Materials. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. The Company intends to pay for the delivery to OBOs, by Intermediaries, of any proxy-related materials and Form 54-101F7 – Request for Voting Instructions made by Intermediary for the Meeting.

Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Trust Company as described under “Solicitation and Deposit of Proxies” above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the Proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Voting of Proxies

Common Shares represented by any properly executed Proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions given by the shareholder. In the absence of such direction, such Common Shares will be voted in favour of the matters set forth herein.

The Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of the Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the Proxy to vote in accordance with their best judgment on such matters or business. As at the date hereof, the management of the Company knows of no such amendment, variation or other matter that may come before the Meeting.

MANAGEMENT INFORMATION CIRCULAR	Page | 2

Revocation of Proxies

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 200 Burrard Street, Suite 650, Vancouver, British Columbia, V6C 3L6, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the record date of May 4, 2020 (the “Record Date”), the Company had issued and outstanding 160,787,257 fully paid and non-assessable Common Shares, each share carrying the right to one vote. The Company has no other classes of voting securities.

Holders of Common Shares as at the Record Date who either personally attend the Meeting or who have completed and delivered a Proxy or VIF in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

To the knowledge of the directors and officers of the Company, no person or company directly or indirectly beneficially owns or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of directors of the Company (the “Board”), the only matters to be brought before the Meeting are those matters set forth in the Notice of the Meeting, as more particularly described as follows:

Appointment and Remuneration of Auditors

Effective July 13, 2017, KPMG LLP, Chartered Professional Accountants, were appointed as auditors of the Company. The management of the Company will recommend to the Meeting to appoint KPMG LLP as auditors of the Company for the ensuing year, and to authorize the directors to fix their remuneration.

Election of Directors

The Board presently consists of seven directors and shareholders will be asked at the Meeting to determine the number of directors at seven, and to elect seven directors. The term of office for all the current directors will expire on the date of the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the Proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

MANAGEMENT INFORMATION CIRCULAR	Page | 3

Information regarding the director nominees is set out below:

JORGE GANOZA DURANT - Director, President and Chief Executive Officer

Jorge Ganoza Durant is a geological engineer with over 25 years of experience in mineral exploration, mining and business development throughout Latin America. He is a graduate from the New Mexico Institute of Mining and Technology. He is a fourth generation miner from a Peruvian family that has owned and operated underground gold, silver and polymetallic mines in Peru and Panama. Before co-founding Fortuna in 2004, Jorge was involved in business development at senior levels for several private and public Canadian junior mining companies working in Central and South America.

Residence:                 Lima, Peru

Age:                            50

Independent:              No

Director since:         December 2, 2004

2019 vote results:    98.9% in favour

2019 Meeting Attendance:

Board:                         6 of 6

Overall:                       100%

Other Public Boards:

Ferreycorp (Lima Stock Exchange)

Principal Occupation: President and CEO of the Company

Equity Ownership:

Shares:                                           988,744

Options:                                         450,987

PSUs/RSUs

(cash- and share-settled):   1,017,587

Mr. Ganoza meets the Company’s minimum equity ownership requirements. As at April 20, 2020, the value of Mr. Ganoza’s common shares, not including options, PSUs and RSUs, was CAD$3,371,717.

Areas of Expertise:

Strategy and Leadership

Operations and Exploration

Corporate Governance

Metals and Mining

Health and Safety, Environment

and Sustainability

Finance

Human Resources

Financial Literacy

International Business

Spanish Language

SIMON RIDGWAY - Director and Chair of the Board

Simon Ridgway is a co-founder of Fortuna Silver Mines Inc., a prospector, a mining financier and a Casey Research Explorer’s League inductee. Grass roots exploration is his first love and he has had a successful career as an explorationist since starting out as a prospector in the Yukon Territory in the late 1970s. Simon and the exploration teams under his guidance have discovered gold deposits in Honduras, Guatemala and Nicaragua and a silver/gold deposit in Mexico. On the financial side, companies operating under the Gold Group banner have raised over CAD$450 million for exploration and development projects since 2003.

Residence: BC, Canada Age: 71 Independent: No Director since: January 25, 2005 2018 vote results: 57.3% in favour 2018 Meeting Attendance: Board: 5 of 6 Overall: 83.3%

Principal Occupation: CEO or Executive Chairman of public resource companies

Equity Ownership:

Shares:                                              560

DSUs (cash-settled):                      374,709

Mr. Ridgway meets the Company’s minimum equity ownership requirements. As at April 20, 2020, the value of Mr. Ridgway’s securities was CAD$1,279,667.

Areas of Expertise:

Strategy and Leadership

Operations and Exploration

Corporate Governance

Metals and Mining

Health and Safety, Environment

and Sustainability

Finance

Human Resources

Financial Literacy

International Business

Spanish Language

Other Public Boards(1):

CROPS Inc. (TSX Venture Exchange)

Medgold Resources Corp. (TSX Venture Exchange)

Rackla Metals Inc. (TSX Venture Exchange)

Radius Gold Inc. (TSX Venture Exchange)

Volcanic Gold Mines Inc. (TSX Venture Exchange)

(1)	Refer to “Corporate Governance – Shareholder Engagement – Shareholder and Proxy Advisory Company Matters.”

MANAGEMENT INFORMATION CIRCULAR	Page | 4

MARIO SZOTLENDER - Director and Member of Sustainability Committee

Mario Szotlender is a co-founder of Fortuna Silver Mines Inc. He holds a degree in international relations and is fluent in several languages. He has successfully directed Latin American affairs for numerous private and public companies over the past 20 years, specializing in developing new business opportunities and establishing relations within the investment community. He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980s. He was President of Mena Resources Inc. until it was purchased by Rusoro Mining Ltd., of which he was also President.

Residence: Caracas, Venezuela Age: 58 Independent: No Director since: June 16, 2008 2018 vote results: 97.5% in favour 2018 Meeting Attendance: Board: 6 of 6 Committees: 2 of 2 Overall: 100%

Principal Occupation: Independent Consultant and Director of public resource companies.

Equity Ownership:

Shares:                                                 251,700

DSUs (cash-settled):                         281,165

Mr. Szotlender meets the Company’s minimum equity ownership requirements. As at April 20, 2020, the value of Mr. Szotlender’s securities was CAD$1,817,070.

Areas of Expertise:

Strategy and Leadership

Operations and Exploration

Corporate Governance

Metals and Mining

Health and Safety, Environment

and Sustainability

Finance

Human Resources

Financial Literacy

International Business

Spanish Language

Other Public Boards: Atico Mining Corp. (TSX Venture Exchange) CROPS Inc. (TSX Venture Exchange) Endeavour Silver Corp. (TSX and NYSE) Radius Gold Inc. (TSX Venture Exchange)

DAVID FARRELL - Lead Director; Chair of CG&N and Compensation Committees; Member of Audit Committee

David Farrell is President of Davisa Consulting, a private consulting firm working with global mining companies. He has over twenty years of corporate and mining experience, and has negotiated, structured and closed more than $25 billion worth of M&A and structured financing transactions for natural resource companies. Prior to founding Davisa, he was Managing Director of Mergers & Acquisitions at Endeavour Financial, working in Vancouver and London. Prior to Endeavour Financial, David was a lawyer at Stikeman Elliott, working in Vancouver, Budapest and London. Mr. Farrell graduated from the University of British Columbia with a B.Comm. (Honours, Finance) and an LL.B. and has earned his ICD.D designation from the UofT Rotman School of Management and the Institute of Corporate Directors.

Residence:                 BC, Canada

Age:                            51

Independent:              Yes

Director since:         July 15, 2013

2018 vote results:    96.5% in favour

2018 Meeting Attendance:

Board:                                   6 of 6

Committees:                        10 of 10

Independent Directors:     6 of 6
Overall:                                100%

Principal Occupation: President of Davisa Consulting (private consulting)

Equity Ownership:

Shares:                                                 15,000

DSUs (cash-settled):                         239,636

Mr. Farrell meets the Company’s minimum equity ownership requirements. As at April 20, 2020, the value of Mr. Farrell’s securities was CAD$868,309.

Areas of Expertise: Strategy and Leadership Corporate Governance Metals and Mining Finance Human Resources Financial Literacy International Business
Other Public Boards: Northern Vertex Mining Corp. (TSX Venture Exchange) Oronova Energy Inc. (TSX Venture Exchange) Luminex Resources Corp. (TSX Venture Exchange)

MANAGEMENT INFORMATION CIRCULAR	Page | 5

DAVID LAING - Director; Member of CG&N and Compensation Committees and Chair of Sustainability Committee

David Laing is a mining engineer with over 35 years of experience in the industry. He was the COO of Equinox Gold Corp. and predecessors (mining) from August 2016 to November 2018, and was the COO of Luna Gold from August 2016 until it merged with JDL Gold in March 2017 to form Trek Mining. Before joining Luna Gold, David was the COO of True Gold, which developed the Karma gold mine in Burkina Faso and was acquired by Endeavour Mining in April 2016. Prior to joining True Gold, David was COO and EVP of Quintana Resources Capital, a base metals streaming company. David was also one of the original executives of Endeavour Mining, a gold producer in West Africa. Prior to these recent roles, David held senior positions in mining investment banking at Standard Bank in New York, technical consulting at MRDI in California, the Refugio project at Bema Gold Corp., and various roles at Billiton with operations in Peru, South Africa, and northern Chile.

Residence:                 BC, Canada

Age:                            64

Independent:              Yes

Director since:         September 26, 2016

2018 vote results:    98.4% in favour

2018 Meeting Attendance:

Board:                                  6 of 6

Committees:                        7 of 7

Independent Directors:     6 of 6

Overall:                                100%

Principal Occupation: Mining Engineer; Independent Mining Consultant.

Equity Ownership:

Shares:                                                 Nil

DSUs (cash-settled):                         82,092

Mr. Laing meets the Company’s minimum equity ownership requirements. As at April 20, 2020, the value of Mr. Laing’s securities was CAD$279,934.

Areas of Expertise:

Strategy and Leadership

Operations and Exploration

Corporate Governance

Metals and Mining

Health and Safety, Environment

and Sustainability

Finance

Human Resources

Financial Literacy

International Business

Spanish Language

Other Public Boards: Aton Resources Inc. (TSX Venture Exchange) Blackrock Gold Corp. (TSX Venture Exchange) Northern Dynasty Minerals, Inc. (TSX and NYSE)

ALFREDO SILLAU - Director; Member of Audit, Compensation and Sustainability Committees

Alfredo Sillau is a graduate of Harvard Business School and is Managing Partner, CEO and Director of Faro Capital, an investment management firm that manages private equity and real estate funds. Previously, Alfredo headed the business development in Peru for Compass Group, a regional investment management firm, until late 2011. As CEO of Compass, Alfredo actively took part in the structuring, promoting and management of investment funds with approximately $500 million in assets under management.

Residence:                 Lima, Peru

Age:                            53

Independent:              Yes

Director since:         November 29, 2016

2018 vote results:    98.7% in favour

2018 Meeting Attendance:

Board:                                  6 of 6

Committees:                        10 of 10

Independent Directors:     6 of 6

Overall:                                100%

Other Public Boards:

Nil

Principal Occupation: Managing Partner, CEO and Director of Faro Capital (investment management).

Equity Ownership:

Shares:                                                 16,502

DSUs (cash-settled):                         80,589

Mr. Sillau meets the Company’s minimum equity ownership requirements. As at April 20, 2020, the value of Mr. Sillau’s securities was CAD$331,080.

Areas of Expertise:

Strategy and Leadership

Corporate Governance

Metals and Mining

Health and Safety, Environment

and Sustainability

Finance

Human Resources

Financial Literacy

International Business

Spanish Language

MANAGEMENT INFORMATION CIRCULAR	Page | 6

KYLIE DICKSON - Director; Chair of Audit Committee; Member of CG&N Committee

Kylie Dickson is a Canadian CPA, CA with more than 14 years’ experience working with publicly traded resource companies. She received her Bachelor of Business Administration degree in Accounting from Simon Fraser University. Until March 2020, she was Vice-President, Business Development of Equinox Gold Corp. and previously held the position of Chief Financial Officer of several mineral exploration and mining companies. Prior to her work with public companies, Ms. Dickson was an audit manager in the mining group of a major audit firm.

Residence: Age: Independent: Director since: 2018 vote results: Meeting Attendance: Board: Committees: Independent Directors: Overall: Other Public Boards: Nil	BC, Canada 40 Yes August 16, 2017 98.6% in favour 6 of 6 7 of 7 6 of 6 100%

Principal Occupation: Corporate Director of public resource companies.

Equity Ownership:

Shares:                        Nil

DSUs (cash-settled): 66,328

The deadline for Ms. Dickson to meet the Company’s minimum equity ownership requirements is August 16, 2022. As at April 20, 2020, the value of Ms. Dickson’s securities was CAD$226,178.

Areas of Expertise: Strategy and Leadership Operations and Exploration Corporate Governance Metals and Mining Finance Human Resources Financial Literacy International Business

Due to a review by the United States Securities and Exchange Commission (the “SEC”) of the Company’s use of inferred resources for the calculation of depletion expense in its audited financial statements contained in the Annual Report on Form 40-F for the year ended December 31, 2015, the Company was delayed in filing its annual audited financial statements and related MD&A for the years ended December 31, 2016 and 2015, and its annual information form for the year ended December 31, 2016 (collectively, the “Annual Financial Documents”). In connection with the delayed filing of the Annual Financial Documents, the Company applied for and received on April 3, 2017 a management cease trade order (“MCTO”) from the British Columbia Securities Commission and other Canadian provincial securities regulatory authorities. The MCTO prohibited certain executive officers of the Company from trading in securities of the Company until the Company completed the required filing of the Annual Financial Documents and is current on all filing obligations.

On May 1, 2017, the Company reported that the SEC had verbally communicated it will accept the Company’s use of inferred resources for the calculation of depletion expense, provided that the Company includes additional disclosure regarding these calculations. Accordingly, the Company proceeded to finalize the Annual Financial Documents and filed them on May 15, 2017. The SEC formally concluded its review on May 17, 2017.

Due to the delay in finalizing the Annual Financial Documents, the Company was delayed in filing its interim financial statements and related MD&A for the three months ended March 31, 2017 and 2016 (together, the “Interim Financial Documents”). The Company filed the Interim Financial Documents on May 24, 2017, and the MCTO was revoked by the British Columbia Securities Commission on May 25, 2017.

Advance Notice Policy

Pursuant to the Advance Notice Policy of the Company which was ratified by the shareholders in 2018, any additional director nominations by a shareholder of the Company must be received by the Company by May 19, 2020 and must be in compliance with the Advance Notice Policy. The Company will provide details of any such additional director nominations through a public announcement.

A copy of the Advance Notice Policy is available for viewing on the Company’s website and on SEDAR at www.sedar.com.

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Majority Voting Policy

The Board has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if a nominee receives a greater number of votes withheld from his or her election than votes for such election, the director shall immediately tender his or her resignation to the Chairman of the Board. The Corporate Governance and Nominating Committee will consider the resignation and recommend to the Board whether or not to accept it. Any director who tenders his or her resignation may not participate in the deliberations of either the Committee or the Board. In its deliberations, the Committee will consider the following: the effect such resignation may have on the Company’s ability to comply with any applicable corporate or securities laws or any applicable governance rules and policies; whether such resignation would result in a violation of a contractual provision by the Company; the stated reasons, if any, why certain shareholders cast “withheld” votes for the director, the qualifications of the director, whether the director’s resignation from the Board would be in the best interests of the Company; whether the director is a key member of an established, active special committee which has a defined term or mandate (such as a strategic review) and accepting the resignation of such director would jeopardize the achievement of the special committee’s mandate; and any other exceptional factors that the Committee considers relevant.

The Board will review the recommendation of the Corporate Governance and Nominating Committee and determine whether to accept or reject the resignation. Within 90 days after the applicable shareholder meeting, the Company will file its decision with the Toronto Stock Exchange (“TSX”) and issue a news release disclosing the Board’s decision (and, if applicable, the reasons for rejecting the resignation). If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may proceed to either fill the vacancy through the appointment of a new director, or not to fill the vacancy and instead decrease the size of the Board.

A copy of the Majority Voting Policy is available for viewing on the Company’s website.

Approval of the Company’s Share Unit Plan

At the Meeting, Shareholders will be asked to vote on an ordinary resolution to approve the renewal of the Company’s share unit plan which has been amended as of April 20, 2020 to reduce the maximum number of shares that may be reserved under the plan from 5% to 2.25% of the issued Common Shares (the “2.25% Share Unit Plan”) from time to time, and to approve the unallocated awards under the 2.25% Share Unit Plan. Upon obtaining Shareholder approval, the Company’s compensation plans providing for the issuance of Common Shares of the Company from treasury will be: the 2.25% Share Unit Plan and the Stock Option Plan (as defined herein).

The purposes of the 2.25% Share Unit Plan are to promote a greater alignment of interests between officers and employees of the Company and the shareholders of the Company, to associate a portion of officer and employee compensation with the returns achieved by shareholders of the Company over the medium term, and to attract and retain officers and employees with the knowledge, experience and expertise required by the Company. The Board may award such number of RSUs or PSUs to an eligible officer or employee to provide appropriate equity-based compensation for the services that he or she renders to the Company.

The Board believes that the Company’s compensation program, which includes the 2.25% Share Unit Plan, must be competitive with companies in its peer group and reflect current corporate governance best practices. Accordingly, on April 20, 2020, the Board approved, on the recommendation of the Compensation Committee an amendment to the share unit plan which reduced the total number of shares that may be reserved for issuance upon vesting of share units at the time of grant from 5% to 2.25% of the issued Common Shares from time to time. This amendment was made to better align the share unit plan with governance best practices. The amendment to the share unit plan does not require Shareholder approval because the share unit plan’s amendment provisions allow this type of amendment, which represents a decrease in the number of Common Shares that may be reserved for issuance under the share unit plan, to be made without Shareholder approval. The TSX has provided conditional approval to the amendment to the share unit plan.

The 2.25% Share Unit Plan provides for awards of PSUs and RSUs. Please see pages 23 to 26 which set out the history and a summary (the “Summary”) of the 2.25% Share Unit Plan. All defined terms not otherwise defined in this section shall have the meanings ascribed to them in the Summary. The Summary is qualified in its entirety by reference to the full text of the 2.25% Share Unit Plan which is appended as Schedule “A” to this Circular.

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Unallocated Entitlements

Pursuant to the rules and policies of the TSX, unallocated options, rights or other entitlements under an issuer’s security-based compensation arrangement that does not have a fixed maximum number of securities issuable (such as the 2.25% Share Unit Plan) must be approved by a majority of the issuer’s directors and by the issuer’s shareholders every three years.

Pursuant to the 2.25% Share Unit Plan, the aggregate number of Common Shares reserved for issuance upon the pay out of all Share Units granted thereunder may not exceed 2.25% of the issued and outstanding Common Shares from time to time. The number of unallocated entitlements is calculated by subtracting (i) the number of Common Shares issuable pursuant to outstanding share units under the 2.25% Share Unit Plan from (ii) the number calculated as 2.25% of the issued and outstanding Common Shares at the time.

As at the date of this Circular, the Company had 160,787,257 Common Shares issued and outstanding and 2,569,380 Common Shares issuable under existing share unit grants. If the 2.25% Share Unit Plan is adopted, ratified and confirmed by the Shareholders and approved by the TSX, there is the potential for unallocated entitlements to a maximum of 3,617,713 Common Shares under the 2.25% Share Unit Plan, as amended, equal to 2.25% of the issued and outstanding Common Shares as at the record date of this Circular.

If the shareholders approve the unallocated entitlements at the Meeting, the Company will next be required to seek similar approval from the shareholders no later than June 18, 2023. If the 2.25% Share Unit Plan is not approved by the shareholders at the Meeting, or by the TSX, then after July 5, 2020, being the three-year expiry of the previous shareholder approval of the Company’s share unit plan, the Company may not grant share-settled Share Units under the 2.25% Share Unit Plan, but will be permitted to issue Common Shares in satisfaction of the vesting of the outstanding Share Units for which Common Shares have been allocated and reserved prior to July 5, 2020. Further, if the 2.25% Share Unit Plan is not approved by the shareholders at the Meeting, then after July 5, 2020 the Company will still be permitted to grant Share Units and settle such Share Units in cash.

Unless otherwise directed, the management proxy nominees named in the accompanying form of proxy intend to vote the Common Shares represented thereby in respect of the Meeting “for” the approval of the 2.25% Share Unit Plan and the approval of the unallocated entitlements.

To be effective, the following resolution to approve the 2.25% Share Unit Plan and the approval of the unallocated entitlements (the “Share Unit Plan Resolution”) must be authorized and approved by a simple majority of the votes cast by holders of Common Shares present in person or represented by proxy and entitled to vote at the Meeting:

“Resolved that:

i.	the Company’s share unit plan as amended and restated as of April 20, 2020 (the “2.25% Share Unit Plan”), as more particularly described in the Management Information Circular dated May 6, 2020, be and is hereby adopted, ratified and confirmed as the share unit plan of the Company;

ii.	the unallocated restricted share units and performance share units under the 2.25% Share Unit Plan, as amended hereunder and from time to time, be and are hereby approved and authorized, and the Company will have the ability to continue granting restricted share units and performance share units thereunder until June 18, 2023; and

iii.	any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in the name of and on behalf of the Company whether under its corporate seal or not, all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this ordinary resolution.”

The Board has determined that the 2.25% Share Unit Plan is in the best interests of the Shareholders and unanimously recommends that Shareholders vote FOR the 2.25% Share Unit Plan Resolution. Unless instructed otherwise, the persons named in the accompanying proxy intend to vote FOR the approval of the 2.25% Share Unit Plan.

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EXECUTIVE COMPENSATION

Introduction

At Fortuna, we believe executive compensation is key to helping us achieve our strategic goals and retain our success-proven team, and we design and oversee our compensation strategy with these goals in mind. Our compensation structures are built on three pillars:

1.	Pay for Performance. Our executives’ pay is highly geared to their achievement of pre-defined performance metrics, using individual short-term performance scorecards and long-term performance share units. In 2019, 74% of our CEO’s compensation was performance-based or at-risk pay.

2.	Attraction and Retention of Quality People. Our strength is our people. We operate in a highly competitive global environment and structure our compensation to balance prudent fiscal management and attractive, long-term incentives to bring the best people to work for you, our shareholders.

3.	Shareholder Alignment. A fundamental tenet of our executive compensation is to establish the right mix of fixed short-term, and at-risk long-term compensation in order to encourage management to focus on long-term shareholder value.

In 2019, we structured our compensation to promote and provide the incentive for growth and long-term management of our business through all aspects of the cyclical commodity price cycle.

In 2019, we reduced the number of time-vested RSUs granted to our executives and increased the number of performance based PSUs through annual grants. These PSUs have performance targets which are related solely to three-year Total Shareholder Return (50% of PSUs) and Return on Assets (50% of PSUs) which is intended to further align management of our business with long-term shareholder interest.

What We Do

✓	We pay for performance	✓	We have an anti-hedging policy
✓	We report details of our Pay for Performance metrics (see pages 19 to 23)	✓	We have a trading blackout and insider-trading policy
✓	We require minimum share ownership levels for executives and directors	✓	We promote retention with equity awards that vest over three years
✓	We have a double trigger for cash severance upon a change of control	✓	We engage independent compensation consultants
✓	Our compensation plans mitigate undue risk taking	✓	We promote retention and performance with equity awards that are based on performance
✓	We have an incentive compensation clawback policy	✓	We work to provide comprehensive compensation disclosure to strengthen shareholder communication and engagement

What We Don’t Do
☒	We do not reprice underwater stock options	☒	We do not guarantee incentive compensation
☒	We do not grant stock options to non-executive directors	☒	We do not provide tax gross-ups for perquisites

Overview

Set out below is a brief summary of our Company’s performance in 2019, our alignment when it comes to pay for performance, and our executive compensation philosophy.

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2019 Business Performance

The 2019 financial year saw a year of strong financial results based on solid production from the Company’s two operating mines in Peru and Mexico. Silver and gold production of 8,809,767 ounces and 50,525 ounces respectively were both in line with production guidance for 2019, and lead and zinc production for the year of 28,746,000 pounds and 45,600,000 pounds, respectively, were 2% and 0.3% above production for 2018.

Based on production results and cost execution in line with production and cost guidance for 2019, the Company generated a strong EBITDA margin of 37% and free cash flow from ongoing operations of $34.5 million.

The main focus for the year was the continued construction at the Lindero open pit heap leach gold mine in Salta Province, Argentina (the “Lindero Project”). During the construction at the Lindero Project, the Company has been dealing with the inherent complexities of large construction projects in a remote location of Argentina. As a result, the construction schedule and budget were adjusted during the year and subsequent to the financial year end. Construction at the Lindero Project progressed during 2019 to being 92% complete as at the end of February, 2020. Construction spending for the fiscal year ended December 31, 2019 totaled $157.5 million of which $21.3 million of construction trade payables was unpaid as of the end of December 2019. Total construction spending as at December 31, 2019 was $280.3 million. In March 2020, the Company announced that the total construction capital expenditures for the Lindero Project are forecast to be in the range of $314 million to $320 million, an increase of 28% over the initial capital cost guidance. See the Company’s news release dated February 13, 2020 – “Fortuna Provides Update on its Lindero Gold Project in Argentina.”

On March 19, 2020, the Government of Argentina declared effective at midnight a period of mandatory national “social isolation” in relation to COVID-19, effective until March 31, 2020. The period of isolation has been subsequently extended until May 10, 2020. However, on April 3, the Government of Argentina introduced exceptions to the “social isolation” restrictions, in which mining operations were declared as a critical activity, and are permitted to be undertaken with a reduced workforce. In order to initiate mining activities, the Provincial Government of Salta requires companies to present a Minimum Emergency Operation Program (a “MEOP”) together with a COVID-19 protocol to the Province’s Emergency Operations Committee (“EOC”) for approval.

Since the beginning of the “social isolation” period, all construction activities have been temporarily halted at the Lindero Project and a reduced task force remains on site to maintain critical activities including security and environmental monitoring over the extended isolation period.

The Company is assessing the impact of the temporary suspension of construction on the project’s timeline and budget, and has prepared and submitted a MEOP for the re-commencement of operations at the Lindero Project with a reduced taskforce, which includes the Company’s COVID-19 protocol, for approval by the Province of Salta’s EOC.

A year of strong financial results and difficult challenges that the Company overcame, was overshadowed by a fatal accident of a mine contractor at the San Jose mine in August 2019. This terrible loss was a blow to the Company at a time when its efforts were demonstrating sustained improvement year-over-year in safety performance indicators. The Company remains committed to its commitment to a culture and procedures conducive to a safe work environment where all of our personnel return home safe and sound every day.

Effect of COVID-19 on Compensation of NEOs

Government-mandated constraints on business to curb the spread of COVID-19 in the countries that host our operations, resulted in reduced production at the Caylloma Mine during the first quarter of 2020, and subsequent to the end of the quarter resulted in the suspension of operations at the San Jose Mine. Due to the uncertainties related to the impact of these constraints on the Company’s business and operations, on April 2, 2020 the Company withdrew its production and cost guidance for 2020 until further notice. The Company has also implemented measures to reduce spending and capital expenses consistent with the uncertain business environment. Such measures include a freeze on salary increases for all senior officers in 2020, and the suspension of annual bonuses for all senior officers for 2020. As a result of the suspension of annual bonuses for 2020, the individual annual performance scorecards for NEOs which include corporate performance metrics for 2020 have also been suspended at this time. The Board and the Compensation Committee may revisit the implementation of performance scorecards for NEOs for 2020 at a later date, subject to the return to normal operations.

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Pay for Performance Alignment

A significant portion of executive pay is provided in the form of equity compensation. We made this pay-for-performance alignment with shareholder interests even stronger by introducing a performance share unit plan in 2015. The Compensation Committee notes that total compensation for the Named Executive Officers (“NEOs”), as disclosed in the Summary Compensation Table on page 32, includes the grant date value of option and share based compensation. As such, the total compensation disclosure does not reflect the fluctuations in value realizable by executives, which ultimately aligns our executive compensation with shareholder experience. For example, the grant date value of RSUs and PSUs awarded to the CEO, Jorge Ganoza Durant, in 2019 was $1,421,600; however, due to the vesting restrictions imposed, the value of these awards at December 31, 2019 was $Nil as no portion of the awards had vested by that date. The Compensation Committee believes that deferment of some components of compensation through the application of time-vesting and performance schedules supports retention of executives and long-term alignment with shareholder value.

Executive Compensation Philosophy

Fortuna’s success is built on our people. In addition to investing in high quality tangible assets, Fortuna also invests in market leading human and intellectual capital. Our compensation philosophy is designed to attract and retain highly qualified and motivated executives who are dedicated to the long-term success of the Company and to the creation and protection of shareholder value. Our goal is to focus and motivate employees to achieve higher levels of performance and to appropriately reward those employees for their results. We believe that shareholders should also be rewarded by the efforts of our team, as evidenced by Fortuna’s strong balance sheet and growth in silver and gold production – with low costs - over the past five years.

We believe our pay-for-performance compensation structure aligns our executives with the long-term interests of shareholders. Based on results achieved by both the individual and the Company, our executive compensation structure is strongly performance-based. Our program with a significant proportion of executive compensation at risk, in the form of performance-based short-term cash incentives, as well as long-term share price contingent stock options, restricted share units (“RSUs”) and performance share units (“PSUs”), illustrates our strong focus on pay-for-performance. In 2019, we granted time-vested RSUs and performance based PSUs (the “2019 PSUs”) to our executives. The RSUs and PSUs granted in 2019 represented 60% and 40% respectively, of our executives’ long term incentive compensation. The 2019 PSUs have performance targets which are based 50% on three-year Total Shareholder Return and 50% on Return on Assets. Having such a significant portion of PSUs reliant on Total Shareholder Return is intended to further align management of our business with long-term shareholder interest.

Fortuna’s executive compensation program and practices are described in detail below. The Compensation Committee believes that Fortuna’s compensation governance provides transparent and effective support for the attainment of Fortuna’s key business objectives, alignment with its shareholders’ interests and the creation of long-term value for all stakeholders.

Compensation Governance

Objectives of Compensation

Fortuna operates a complex business in a highly competitive market for experienced executives. We compete with both public and private, and often larger, mining companies across the Americas for experienced management capable of delivering superior value. Fortuna’s people make the difference in distinguishing its performance relative to its peers. The Company’s compensation program is therefore designed to be competitive with its peers to ensure that they can attract, motivate and retain the highly-qualified individuals with the skills and experience necessary to execute the Company’s growth-oriented strategic plan and create sustainable value for Fortuna’s shareholders.

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The primary objectives of Fortuna’s executive compensation program are to attract, motivate and retain top-quality, experienced executives who will deliver long-term superior value. Noting that ours is a commodity-based business, Fortuna’s share price is heavily influenced by the price of silver and gold. Fortuna therefore balances its compensation program with rewards for the attainment of operational measures and risk management that are within executives’ ability to influence. Essential to our core business objectives are the following elements:

•	To recruit and retain high calibre, appropriately qualified executive officers by offering overall base salary compensation competitive with that offered for comparable positions among a peer group of similarly situated mineral resource companies, while strongly aligning total compensation with performance. For example, executive compensation is structured so that the “at risk” component represents a significant portion of each executive’s total compensation. Our goal is to offer superior opportunities to achieve personal and career goals in a growth-focused team with corresponding pay for performance.

•	To motivate executives to achieve important corporate and individual performance objectives that may be influenced by the executive and reward them when such objectives are met or exceeded.

•	To align the interests of executive officers with shareholders’ interests by providing incentives that balance short- and long-term business goals, reflect value created for shareholders, and support the retention of key executives. This element is delivered primarily through a cash-based short-term incentive plan and a long-term incentive plan consisting of share units granted to vest with performance and over time. While the bonus plan rewards executives on attainment of annual objectives/milestones, typically, our executives see the majority of their compensation in the form of long-term equity tied to long-term value creation. Previous equity grants are taken into account when the granting of new share units or other equity awards is contemplated.

•	To ensure that total compensation paid takes into account the Company’s overall financial position.

Share Ownership Policy

The Company’s executives and directors are required to achieve and maintain minimum shareholding thresholds. See “Share Ownership Policy” on page 44 for more details.

Role of the Compensation Committee

The Compensation Committee is responsible for reviewing matters pertaining to the Company’s compensation philosophy, programs and policies, including director and executive compensation and grants, and making recommendations to the Board for approval. In particular, the Compensation Committee’s duties include making recommendations to the Board regarding: the goals and objectives of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), and evaluating the CEO’s and CFO’s performance in light thereof; CEO, CFO and director compensation; bonus plans for executives; equity-based plans; and approving the Company’s annual Statement of Executive Compensation.

The Compensation Committee meets at least twice annually and is comprised of three directors, all of whom (including the chair) are independent within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees. David Farrell is independent, was appointed chair on March 12, 2015 and has served on the Compensation Committee since May 9, 2014. David Laing is independent and has served on the Compensation Committee since December 21, 2016, and Alfredo Sillau is also independent and has served on the Committee since May 1, 2018.

The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices. Messrs. Farrell and Laing have in the past served, or currently serve, on compensation committees of other public resource or mining companies. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

In support of the fulfilment of their role, the Compensation Committee may, from time to time, engage and receive input from external independent advisors skilled in executive compensation matters, with knowledge of the mining industry. In 2017, 2018 and 2019, the Committee engaged Global Governance Advisors (“GGA”), an independent executive compensation and governance advisory firm with significant experience advising mining company boards. For certain compensation matters pertaining to executive officers other than the CEO and CFO, the Compensation Committee fulfils its responsibility in consultation with the CEO. The Compensation Committee reviews recommendations made by the CEO and has discretion to modify any of the recommendations before making its independent recommendations to the Board.

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When considering the appropriate compensation to be paid to executive officers, the Compensation Committee considers a number of factors including:

•	Recruiting and retaining executives critical to the success of Fortuna and the enhancement of shareholder value;

•	Providing fair and competitive compensation that provides pay for performance;

•	Aligning the interests of management and shareholders by including measures of shareholder value among key performance metrics for executive compensation awards and compensation elements that emphasize contingent at-risk and equity-linked compensation;

•	Rewarding performance that supports long-term sustainable value, both on an individual basis and at an overall company level; and

•	Available financial resources and the economic outlook affecting Fortuna’s business.

With respect to the fiscal year ended December 31, 2017, the Compensation Committee obtained reports from GGA on executive compensation matters. Based on these reports, the Committee recommended to the Board and, upon its further consideration, the Board approved keeping the amounts of base salary, target bonus percentage, and long-term equity-based incentive grants for the Company’s executives the same as in 2016. In early 2018, the Committee obtained updated reports from GGA and based on these reports, no changes were made to these components of executive compensation for fiscal 2018, except that the base salaries of the CFO and VP Exploration were increased from $370,000 to $390,000 and from CAD$350,000 to CAD$375,000, respectively, in line with benchmark sources.

In 2019, the Company obtained updated reports from GGA and based on these reports approved an increase of 3% in the base salaries of the NEOs, no change to the short term incentive program targets and a shift in the weighting of long term incentive program components with more emphasis being placed on performance contingent awards.

The complete terms of the Compensation Committee Charter are available on Fortuna’s website on the “Our Governance” page.

Role of the Chief Executive Officer

The CEO plays a role in executive compensation decisions by making recommendations to:

•	the Board regarding the Company’s annual objectives that provide the structure for the assessment of compensable corporate performance and alignment of individual annual objectives of other executive officers and employees;

•	the Compensation Committee regarding the annual objectives for the other executive officers and providing assessments of their performance relative to such objectives; and

•	the Compensation Committee regarding executive officer base salary adjustments, target annual performance-based cash incentives awards and actual payouts, and long-term incentive awards in the form of stock options and grants under the Share Unit Plan.

Role of Independent Third Party Compensation Advisors

In early 2017, the Compensation Committee engaged GGA to provide reports (the “2017 GGA Reports”) in respect of the Company’s executive compensation practices in relation to peer group composition, peer group compensation, and director compensation levels. The Compensation Committee received updated reports (the “2018 GGA Reports”) from GGA in early 2018 regarding a review of CEO and CFO executive compensation levels in relation to peer group compensation and a review of the PSU retention program. In early 2019, updated reports (the “2019 GGA Reports” and together with the 2017 GGA Reports and the 2018 GGA Reports, the “GGA Reports”) were received from GGA regarding a review of the compensation programs for the NEOs in relation to peer group compensation and supplemental benchmarks from GGAs custom survey databases.

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The Committee and the Board considered the advice contained in the 2019 GGA Reports when determining the fiscal 2019 executive compensation program described below.

For the financial years ended December 31, 2018 and 2019, the Company paid independent compensation advisors the following amounts:

	2018	2019
Executive Compensation-Related Fees GGA	CAD$23,318	CAD$37,832
All Other Fees	Nil	Nil
Total	CAD$23,318	CAD$37,832

Elements of Executive Compensation

As discussed above, Fortuna’s compensation program has been comprised of three main elements: base salary, an annual performance-based cash incentive award, and grants of equity-based long-term incentive compensation in the form of PSUs, RSUs and stock options. In 2019, the RSUs and PSUs granted to its senior executives were share-settled in order to further align executive compensation with shareholder interests. The specific design, rationale, determination of amounts, and related information regarding each of these components are outlined below.

Element of Compensation	Description	Relationship to Corporate Objectives	Element “At- Risk” or “Fixed”
Base Salary

Base salaries are the only fixed pay element and are set based on the position and the individual executive’s growth-to-competence in the role. They are also used as the base to determine the value of other elements of compensation (i.e. multiple of base salary).

		Competitive base salaries enable the Company to attract and retain highly qualified executives and provide essential stability in times of market volatility.	Fixed
Annual Performance-Based Cash Incentives

Annual performance-based cash incentives are a variable element of compensation designed to reward executive officers for achievement of annual milestones consistent with the long term strategic plan and split between corporate and individual performance metrics. Target percentages are fixed each year by the Board.

		Short-term milestone goals typically represent a balanced portfolio of metrics with a one-year horizon. They are structured to balance elements that are within the control of management (for example: production, safety and development milestones) with external factors (financial metrics which fluctuate with metal prices, and TSR which is influenced by short-term market sentiment).	At-Risk
Long-Term Equity Incentives

RSUs, PSUs and stock options are a variable element of compensation intended to reward executives for success in achieving sustained shareholder value reflected in stock price. As these grants vest over time, they are also important for executive retention.

		Long-term incentives encourage executives to focus on consistent value creation over the longer term (3 years in the case of RSUs and PSUs and up to 5 years for stock options). Equity grants strongly align the interests of executives with long-term interests of shareholders since the received value is dependent on absolute future share performance.	At-Risk

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Peer Comparator Companies - Benchmarking

Fundamental to Fortuna’s compensation philosophy is to provide competitive compensation in support of the attraction and retention of high calibre executives. Accordingly, the Compensation Committee relies on input from independent compensation advisors from time to time and other outside information, including the insight of Board members.

Our goal is to design and implement compensation packages that are fair and reasonable, based in large part on benchmarking against similar companies, but offering significant incentive for above-average performance. The ultimate test of this process is our ability to attract and retain high-performance executives over the long term.

In determining an appropriate group of comparator mining companies for consideration in determining the Company’s compensation levels, the Compensation Committee reviewed its comparator mining companies in light of the growth of the Company (principally through the expansions at San Jose and the development of Lindero) and receipt of the 2018 GGA Reports. GGA recommended the following criteria in creating our peer group:

•	companies generally of a similar size in terms of total assets, market capitalization, and total revenue, having regard to where Fortuna expects to be on completion of current corporate growth initiatives;

•	companies with both operating mines and development projects;

•	companies with multiple operating mines;

•	companies with similar geographic diversity and complexity;

•	companies with primarily underground operations; and

•	companies that produce precious metals and/or lead and zinc.

Based on these factors and in discussion with GGA, it was determined that the following companies were suitable peer comparators for consideration in determining senior executive compensation for 2019:

Alamos Gold Inc.	First Majestic Silver Corp.	Pretium Resources Inc.
Coeur Mining Inc.	Hecla Mining Company	Sierra Metals Inc.
Detour Gold Corporation	MAG Silver Corp.	SSR Mining Inc.
Dundee Precious Metals Inc.	New Gold Inc.	Tahoe Resources Inc.
Eldorado Gold Corporaton	Pan American Silver Corp.	Torex Gold Resources Inc.

For 2020, as a result of certain corporate actions, our peer group has changed and we have replaced Detour Gold Corporation, Pretium Resources Inc. and Tahoe Resources Inc. with Alacer Gold Corp., Argonaut Gold Corp., and Endeavour Silver Corp.

Our compensation decisions are guided by experience and professional judgment, with due consideration of our benchmark data, but including assessment of a complex range of factors including the experience, tenure, and unique leadership characteristics of our executives. Our benchmarking process is a guideline to making the right decision in specific cases, not a pre-determination of compensation decisions.

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Risk Assessment

The Compensation Committee considers the risk implications associated with Fortuna’s compensation policies and practices on an on-going basis and as part of its annual compensation review. There are no identified risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. The executive compensation program seeks to encourage actions and behaviours directed towards increasing long-term value while modifying and limiting incentives that promote inappropriate risk-taking.

The Compensation Committee’s risk assessment and management is based on the underlying philosophy that guides the Committee in the design of the key elements of compensation as follows:

•	provide total compensation that is competitive to attract, retain and motivate high calibre executives in a mining employment marketplace with a shortage of world-class executive talent;

•	balance the mix or relative value of the key elements of compensation (salary, annual performance-based cash incentives, long-term incentives), providing sufficient stable income at a competitive level so as to discourage inappropriate risk taking while also providing an important portion of total compensation that is variable and “at-risk” for executives;

•	strengthen and maintain the link between pay and performance, both Company and individual performance, and ensure the objectives against which performance is measured can be fairly assessed and do not encourage inappropriate risk taking; and

•	defer a significant portion of “at-risk” compensation to keep executives focused on continuous long-term, sustainable performance.

Some specific controls that are in place to mitigate certain risks are as follows:

•	Business Continuity and Executive Retention Risk. Total compensation is reviewed annually to ensure it remains competitive year over year, and that we have sufficient ‘holds’ on our key talent through potential forfeiture of unvested incentives, for example.

•	Environmental and Safety Risk. Environmental and safety are important factors used to assess the on-going performance of the Company and have an important (and direct) impact on executive pay, in that improvements in safety and environmental metrics are rewarded and negative environmental and safety events will negatively affect contingent compensation.

•	Cash Flow Risk. Salary levels are fixed in advance, while annual performance-based cash incentive awards are limited, in that they are linked to performance and are a percentage of salary.

•	Stock Dilution Risk (from issuances of long-term incentives in the form of stock options and certain RSUs and PSUs which will be share-settled). Fortuna’s stock option plan has been limited to 12,200,000 Common Shares under option for many years. In addition, DSUs are paid in cash based on the Common Share price at the time of payout, rather than by issuing stock. Further, certain RSUs have been paid in cash based on the Common Share price at the time of payout, rather than by issuing stock, noting that a portion of RSUs granted in 2019 and all PSUs granted in 2019 are to be paid out in stock, which is consistent with 2018. We’re also reducing the maximum share reservation limit from 5% to 2.25% under our share unit plan this year. See “Particulars of Matters to be Acted Upon – Approval of the Company’s Share Unit Plan”.

•	Inappropriate Risk Taking. Align executive interests with interests of shareholders by encouraging equity exposure through long-term incentives such as RSUs, PSUs and stock options, and mitigating incentives to undermine value through an anti-hedging policy.

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Vesting Philosophy

The Compensation Committee believes that deferment of some components of compensation through the application of vesting schedules and performance goals supports retention of executives and long-term alignment with shareholder value. Accordingly, equity awards have the following vesting schedules:

Stock Options:	50% vest after one year; 50% vest after two years
RSUs:	20% vest after one year; 30% vest after two years; 50% vest after three years
PSUs:	20% vest after one year; 30% vest after two years; 50% vest after three years – each vesting subject to fulfillment of performance goals by each vesting date.

Incentive Compensation Clawback Policy

On the recommendation of the Compensation Committee, in 2016 the Board adopted an Incentive Compensation Clawback Policy in order to provide a measure of accountability and to ensure that incentive compensation paid by the Company to its officers, directors and employees is based on accurate financial and operational data. Up to the entire amount of annual incentives, performance based compensation and short- and long-term incentives awarded, paid or payable to officers, directors and employees of the Company may be forfeit or subject to repayment if: (a) the payment, grant or vesting of such compensation was based on the achievement of financial or operational results that were subsequently the subject of a restatement of financial statements issued in a prior fiscal year; (b) the Board determines that the applicable personnel member engaged in fraud, gross misconduct or gross negligence that caused, or meaningfully and directly contributed to, the restatement; (c) the amount of incentive compensation that would have been received by such personnel member would have been lower than the amount actually received had the financial results been properly reported; and (d) the Board determines that the forfeiture or repayment is in the best interest of the Company and its shareholders.

Anti-Hedging Policy

Pursuant to the Company’s Anti-Hedging Policy adopted in early 2015, no director or officer of Fortuna is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of any Company securities granted as compensation or held, directly or indirectly, by such director or officer.

2019 Compensation

During the fiscal year ended December 31, 2019, the Company’s most recent fiscal year end, five individuals were “named executive officers” of the Company within the meaning of the definition set out in National Instrument Form 51-102F6, “Statement of Executive Compensation”. The following information provides disclosure of the compensation paid or payable by the Company to its CEO, CFO and three most highly compensated executive officers (other than the CEO and CFO):

•	Jorge Ganoza Durant, the President (since January 23, 2006) and CEO (since August 13, 2008),
•	Luis Ganoza Durant, the CFO (since June 5, 2006),
•	Manuel Ruiz-Conejo, the Vice-President, Operations (since August 1, 2011),
•	Jose Pacora, the Vice-President, Project Development (since November 10, 2014), and
•	David Volkert, the Vice-President, Exploration (since August 8, 2016).

(herein together referred to as “NEOs”).

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Base Salary

In establishing levels of cash and equity-based compensation, the Company considers the executive’s performance, level of expertise, responsibilities, and comparable levels of remuneration paid to executives of other companies of similar size, development and complexity within the mining industry. Fortuna believes that it is not always appropriate, however, to place full reliance on external salary surveys because of the years of service and experience of the Company’s executive team and the specific circumstances of the Company. The base salaries for the CEO and the CFO are reviewed by the Compensation Committee and any increase is recommended to the Board at the beginning of a fiscal year. Base salaries for the other NEOs are assessed and set by the CEO in consultation with the Compensation Committee.

The Compensation Committee continues to monitor competitive conditions including executive retention risks, and reviewed the 2018 GGA Reports in respect of executive officers base salaries for 2019. Taking into consideration the information and recommendations of the 2019 GGA Reports, the 2019 base salaries of the NEOs, which had not been increased since 2016 (except that the base salary of the CFO was increased in 2018 from $370,000 to $390,000 in line with benchmark sources), were increased by 3%.

Annual Performance-Based Cash Incentives

Based on the recommendations of the Compensation Committee, the Board will (a) approve the bonus target and form of scorecard for each of the CEO and CFO, and will evaluate the performance of those individuals, and (b) approve the bonus target for each of the Vice Presidents. The CEO will approve the form of scorecard for each Vice President and will evaluate the performance of those individuals. Notwithstanding the foregoing, the Board has the discretion to adjust the amounts of annual performance-based cash incentives based on a recommendation by the Compensation Committee.

In 2019, the Board, on the recommendation of the Compensation Committee, approved an annual cash bonus plan for its executive officers as was similarly approved in 2018. These annual performance-based cash incentives include the following variables:

•	Target Levels. A percentage of base salary which takes into account the executive’s level of expertise and responsibilities, as well as comparable levels of remuneration of peer comparator companies.

•	Scorecard Result. A measure of performance based on the achievement of personal and corporate objectives during the fiscal year. Both personal and corporate objectives are defined for each executive of the Company.

Target Levels

Taking into consideration the information and recommendations of the 2019 GGA Reports, the Compensation Committee recommended, and the Board approved, that the bonus target levels for the Company’s 2019 NEO’s annual performance-based cash incentive should remain at the same competitive levels as 2017 and 2018 (except for the CFO whose target level was increased from 60% to 70%) as follows:

NEO	Target Annual Performance-Based Cash Incentive (% of Base Salary)	Corporate Objectives as a Percentage of Total Individual Performance Objectives for 2019
CEO	80%	100%
CFO	70%	75%
VP Operations	60%	75%
VP Project Development	120%	25%
VP Exploration	50%	60%

2019 Scorecards – Achievement Factors and Results

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2019 Corporate Objectives:

Each NEO’s annual performance-based cash incentive includes corporate and personal objectives. The corporate objectives that were set for 2019 and the results are set out below:

Category		Weight	Subweight	Target - 100%	2019 Real	2019 Achievement
1	Financial	20%	FCF[1]: $44.0M	FCF[1]: $44.0M	47.6	100%
2	Sustainability	20%	LTI: 2	LTI: 2	1.6	0%
			Severity rate: 180	Severity rate: 180	722	0%
			EMP [2]: % obs. Lifted	EMP [2]: % obs. Lifted	100%	100%
3	Growth / Lindero	20%	CAPEX[3]: $295 M	CAPEX[3]: $295 M	>300	0%
			First ore to Leach-pad in October	First ore to Leach-pad in October	Apr-20	0%
4	Production	20%	Ag: 8.2M - 9M oz Au: 49k - 54k oz	Ag: 8.2M - 9M oz	8.8	100%
				Au: 49k - 54k oz	50.5	100%
5	Operational Performance	20%	AISC [4]: $9.9 - $12.1/oz Ag Eq.	AISC [4]: $9.9 - $12.1/oz Ag Eq.	11.9	100%
		100%		CPI Result 2019 70%

Notes:

CALCULATION FORMULA: Values outside 100% range calculated pro-rata based on limits corresponding to each range:

1	FCF: Metal prices on actual results will be adjusted to eliminate variance with respect to the budget.
2	IF Fatality Rate (FR) > 0, HSE Incentive (LTI, SR) will be 0. EMP: Environmental Management Plan derived from 2019 NewFields independent Audit.
3	Capex target excludes 2019 FX savings.

4	AISC per ounce of silver equivalent, including by-products, estimated at metal prices of $1,250/oz Au, $15.00/oz Ag, $2,100/t Pb and $2,700/t. Reference from 2019 Guidance news release dated January 17,2019.

2019 Personal Objectives

The personal objectives and results for each of the NEOs for 2019 are as follows:

NEO	Personal Objective	Weighting	2019 Achievement	2019 Rating
CEO	Business Performance: Corporate Performance Indicator	100%	70%	70%
	OVERALL CORPORATE AND PERSONAL ACHIEVEMENT RATING: 70%

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NEO	Personal Objective	Weighting	2019 Achievement	2019 Rating
CFO

Personal Performance:

Lindero: Work with VP Project Development and VP Operations in the Operational Readiness plan to ensure a successful launch of cost, budgeting, forecasting, internal controls, procurement, and financial reporting systems.

Reporting: Develop and launch execution of a medium and short term plan to transition Fortuna towards best practices in reporting and internal controls for a mid-size company. Tangible objectives should be laid out in terms of timing of internal and external reporting.

Finance Function: Strengthen the financial planning, budgeting and analysis function throughout the organization.

Financing: Enhance the liquidity position of the Company in the context of the construction and commissioning of Lindero.

Corporate Performance:

Corporate Performance Indicator

10% 5% 5% 5% 75%

Operational readiness is currently in progress: cost system implemented; budgeting platform in progress; internal controls system phasing to operations; procurement and Management Resource Planning system in progress; financial reporting systems phasing to operations.

- 100% Achievement

A three year plan was delivered and the outlined 2019 targets were met: Implementation of the consolidation platform, SAP implementation in Vancouver, process mapping of month end closing across the organization.

- 100% Achievement

Budgeting platform was redesigned and launched in 2019. Financial planning and analysis initiatives are in progress

- 75% Achievement

Financing was secured through the issue of convertible debentures in Q4 2019

- 100% Achievement

Corporate Performance Indicator

-70% Achievement

10% 5% 4% 5% 53%
OVERALL CORPORATE AND PERSONAL ACHIEVEMENT RATING: 76%
VP Operations

Personal Performance:

Operational Continuity: Ensure standards of HSE and Community Relations processes in order to minimize risks and ensure the Business continuity.

Strengthen Subsidiary Management: Achieve a higher degree of autonomy at subsidiaries for short and medium term operational decisions. Empower the right people.

Corporate Performance:

Corporate Performance Indicator

15% 10% 75%

Achievement is zero due to Fatality at San Jose Mine

- 0% Achievement

Successful transition in scope of operational responsibility to Country Heads. Implementation of Operational Review (Control) and HSSE Audit Procedure Manual

- 100% Achievement

Corporate Performance Indicator

- 70% Achievement

0% 10% 53%
OVERALL CORPORATE AND PERSONAL ACHIEVEMENT RATING: 63%

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NEO	Personal Objective	Weighting	2019 Achievement	2019 Rating
VP Project Development	Personal Performance: Lindero: CAPEX: $295 M First ore to leach pad in October Corporate Performance: Corporate Performance Indicator	37.5% 37.5% 25%	CAPEX over $ 300M - 75% Achievement First ore to Leach-pad in Q2 2020 - 75% Achievement Corporate Performance Indicator - 70% Achievement	28% 28% 18%
OVERALL CORPORATE AND PERSONAL ACHIEVEMENT RATING: 74%
VP Exploration

Personal Performance:

Brownfields Exploration:
San Jose: Identify additional Inferred Resources in Victoria Mineralized Zone, advance exploration drilling in Trinidad Complex*, undertake data mining initiatives, advance new projects.

Bateas: Plan underground development initiative and 2020 exploration drill plan, advance new projects

Greenfields Exploration: Make investment decisions in Serbia (Medgold Resources) and Mexico (Prospero Silver), continue Salta project and reconnaissance programs, continue evaluating M&A opportunities

Corporate Performance:

Corporate Performance Indicator

20% 20% 60%

San Jose: Multiple initiatives, but continue reduction of inferred resources. Not overcoming mine depletion

- 50% Achievement

2019 initiatives in Mexico and Argentina identified new business opportunities

- 100% Achievement

Corporate Performance Indicator

-70% Achievement

10% 20% 42%
OVERALL CORPORATE AND PERSONAL ACHIEVEMENT RATING: 72%

Annual Performance-Based Cash Incentives Awarded

As set forth above, the Company’s corporate objectives for 2019 were negatively impacted by the re-scheduling of the delivery of first ore to leach pad and the increase in construction CAPEX at the Lindero Project. In addition, one of the Company’s sustainability objectives related to health and safety was not met due to the fatality at the San Jose Mine in August 2019. As a result, and in line with our pay-for-performance philosophy, the performance-based cash incentives for all NEOs were reduced. As well, the personal objectives of the VP Project Development regarding certain aspects of the construction of the Lindero Project in accordance with the plan and budget approved by the Board were not met. The personal objectives of our VP Operations related to ensuring health and safety standards at our operations was not achieved due to the fatality at the San Jose Mine. Based on the foregoing factors, and on the achievement levels of the other respective personal objectives of NEOs for 2019, annual performance-based cash incentives for the financial year ended December 31, 2019 were determined in March 2020 and paid to NEOs as follows:

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NEO	Annual Performance-Based Cash Incentive Amount	Percentage of Target Paid
Jorge Ganoza Durant, President & CEO	$346,080	70%
Luis Ganoza Durant, CFO	$214,407	76%
Manuel Ruiz-Conejo, VP Operations	$135,188	63%
Jose Pacora, VP Project Development	$250,676	74%
David Volkert, VP Exploration	$104,870	72%

Medium- and Long-Term Incentives

Stock Options

Incentive stock options have been granted from time to time by the Company in order to align the interests of the Company’s personnel with shareholders by linking compensation to the longer term performance of the Common Shares. Incentive stock options have been a significant component of executive compensation as it allows the Company to reward each individual’s efforts to increase shareholder value without requiring the use of the Company’s cash reserves.

Incentive options have been granted annually since the establishment of the Company’s share option plan in 2011 through 2015, and in 2017 and 2018. However, during the year ended December 31, 2019, no stock options were granted. When stock options are granted they generally have a term of five years and have a vesting restriction of 50% exercisable after one year and 100% exercisable after two years from the date of grant. Upon vesting, the holder of an option is free to exercise and sell the underlying Common Shares subject to applicable securities laws. It is the Company’s policy to not re-price outstanding stock options.

The Company does not have a policy in respect of holding or retention periods for exercised stock options.

Since 2013, non-executive directors are no longer granted incentive stock options, rather they receive equity-based compensation through deferred share units (“DSUs”).

Share Unit Plan

Overview

In November 2010, the Board, on the recommendation of the Compensation Committee, established a Restricted Share Unit Plan which was amended in March 2015 to include performance share units. The purposes of the share unit plan are to promote a greater alignment of interests between officers and employees of the Company and the shareholders of the Company, to associate a portion of officer and employee compensation with the returns achieved by shareholders of the Company over the medium term, and to attract and retain officers and employees with the knowledge, experience and expertise required by the Company. The Board may award such number of RSUs or PSUs (“Share Units”) to an eligible officer or employee (a “Grantee”) to provide appropriate equity-based compensation for the services that he or she renders to the Company.

In 2017, the Board approved, on the recommendation of the Compensation Committee, and the shareholders subsequently ratified, amendments to the share unit plan which permit the Board to grant RSUs and PSUs that will be settled in Common Shares, or a mix of Common Shares and cash, rather than purely in cash. The purpose of these amendments was to better align executive compensation with the interests of the Company’s shareholders, to reduce the mark-to-market effect of cash-settled Share Units on the Company’s financial results, and to bring the terms of the Company’s Share Units in line with those granted by its peers.

On April 20, 2020, the Board approved, on the recommendation of the Compensation Committee an amendment to the share unit plan (now referred to as the “2.25% Share Unit Plan”, please see “Particulars of Matters to be Acted Upon - Approval of the Company’s Share Unit Plan”) which reduced the number of shares that can be issued upon vesting of share units at the time of grant from 5% to 2.25%. This amendment was made to better align the share unit plan with governance best practices.

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The number of Common Shares issuable under the 2.25% Share Unit Plan is limited to a fixed maximum percentage of 2.25% of the issued and outstanding Common Shares from time to time, provided that, in combination with all other security-based compensation arrangements of the Company, the aggregate number of Common Shares issuable thereunder will not exceed 10% of the issued and outstanding Common Shares from time to time. The maximum number of Common Shares issuable under the 2.25% Share Unit Plan to insiders of the Company, in combination with all other security-based compensation arrangements of the Company, at any time will not exceed 10% of the issued and outstanding Common Shares, and the number of securities to be issued to insiders of the Company pursuant to such arrangements within any one-year period will not exceed 10% of the issued and outstanding Common Shares. The maximum number of Common Shares issuable under the 2.25% Share Unit Plan to any one individual, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 2% of the total number of issued and outstanding Common Shares from time to time which equaled 3,205,831 Common Shares as at December 31, 2019. The Share Unit Plan also requires that shareholder approval be obtained for certain amendments in accordance with the requirements of the TSX, including in the event of an increase in the maximum number of Common Shares issuable under the Share Unit Plan or an extension of the expiry date for the Share Units granted under the Share Unit Plan (see “Amendments” below for further details).

At the time of the 2020 amendment to the Share Unit Plan, the maximum number of Common Shares issuable upon the payout of Share Units granted thereunder was set at 3,617,713 representing 2.25% of the issued and outstanding Common Shares at that time. As at the date of this Circular, there were 2,569,380 Common Shares issuable pursuant to share-settled Share Units granted under the Share Unit Plan (1.60% of the Company’s current issued share capital) and as a result of the settlement of share units and cancelations since the Share Unit Plan was established, the total number of Common Shares underlying Share Units that are currently available for future grants is 1,048,333 (0.65% of the Company’s current issued share capital).

On the recommendation of the Compensation Committee, the Board approved the granting of an aggregate of 633,914 RSUs and 422,609 PSUs during the 2019 financial year to the officers and key employees of the Company which had a vesting restriction of 20% one year after granting, 30% two years after granting, and the remaining 50% three years after granting. An individual’s entitlement to a payout of any PSUs granted under the Share Unit Plan, is also subject to satisfaction of both performance and time-vesting requirements as may be determined by the Board on the recommendation of the Compensation Committee (see PSUs Granted in 2019, below).

Eligible Participants

Participation in the Share Unit Plan is restricted to employees and officers of the Company or an affiliate of the Company (each, an “Eligible Participant”).

Transferability

The rights or interests, including Share Units, of a Grantee under the 2.25% Share Unit Plan may not be assigned, transferred or alienated in any way (other than to the beneficiary or estate of a Grantee, as the case may be, upon the death of the Grantee).

Administration of the Plan

The 2.25% Share Unit Plan permits the Board to grant awards of Share Units to an Eligible Participant. Upon vesting, the Share Units give the Grantee a right to payment in cash in an amount equal to the fair market value of the vested Share Unit on the date of payment, less any withholding taxes. Share Units granted after the adoption of the amendments to the share unit plan approved in 2017, which have vested, may be paid out in Common Shares, cash or a combination of Common Shares and cash equal to the fair market value of the vested Share Unit on the date of payment. “Fair market value” means, with respect to any particular date, the average closing price for a Common Share on the TSX on the five trading days immediately prior to that date.

Share Units shall expire if they have not vested prior to the expiry date of the Share Unit as established by the Board, which shall be no later than December 31 of the third calendar year following the end of the year in which the services to which the grant of such Share Unit relates (or where such services straddle two calendar years, the first calendar year in which the services to which the grant of such Share Units relates) were rendered. In addition, PSUs will be terminated to the extent that the performance objectives or other vesting criteria have not been met.

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If a Grantee’s employment or service with the Company is terminated due to the voluntary resignation of the Grantee, then all Share Units granted to such person which have not vested prior to their resignation shall be forfeited and cancelled, and any vested Share Units credited to the Grantee’s account shall be paid out to such person as soon as practicable.

If a Grantee’s employment or service with the Company is terminated by the Company without cause, by such person for “good reason” (such as a demotion, a reduction in pay or a required relocation) or due to a disability or such person’s retirement, then: 1) such person shall be entitled to a pay out of that portion of PSUs that have vested as of the termination date, and all unvested PSUs shall be forfeited and cancelled; and 2) a fraction of such person’s unvested RSUs shall immediately vest in proportion to the number of days that such person was actively employed between the grant date and the termination date, with the remainder of the unvested RSUs held by such person being forfeited and cancelled. Any vested Share Units credited to the Grantee’s account as of the termination date shall be paid out to such person as soon as practicable.

If a Grantee is terminated for cause, such person’s Share Units, whether vested or unvested, shall be forfeited and cancelled as of the termination date. If a Grantee’s employment or service with the Company is terminated by the Company within 12 months of the occurrence of a change of control, or such person terminates his or her employment for “good reason” within 12 months after a change of control occurs, then all outstanding Share Units which have not vested shall immediately vest and be paid out.

If a Grantee’s employment or service with the Company is terminated due to the death of such person, then: 1) such person’s beneficiaries shall be entitled to be paid out that portion of the PSUs that have vested, and all unvested PSUs shall be forfeited and cancelled; and 2) a fraction of such person’s unvested RSUs shall immediately vest in proportion to the number of days that such person was actively employed between the grant date and his or her date of death, with the remainder of the unvested RSUs held by such person being forfeited and cancelled. Any vested Share Units credited to the Grantee’s account as of the date of his or her death shall be paid out to such person’s beneficiaries as soon as practicable. Notwithstanding the foregoing, if a Grantee’s employment or service with the Company is terminated due to his or her death while performing his or her regular duties as an officer or employee of the Company, then all outstanding Share Units which have not vested shall immediately vest and be paid out to such person’s beneficiaries.

Payment of Share Units

Share Units granted after the adoption of the 2017 amendments to the share unit plan, which have vested, may be paid out in Common Shares, cash or a combination of Common Shares and cash equal to the fair market value of the vested Share Unit on the date of payment. “Fair market value” means, with respect to any particular date, the average closing price for a Common Share on the TSX on the five trading days immediately prior to that date. Share Units are paid upon each vesting date in Common Shares, cash or a mix of Common Shares and cash, at the Board’s discretion, in an amount equal to the fair market value of the Share Units; however, the payout of PSUs is also subject to satisfaction of performance criteria.

Dividends

Share Units are not considered to be Common Shares of the Company under the 2.25% Share Unit Plan, and do not entitle a Grantee to dividends.

Fractional Entitlements

No fractional Common Shares may be issued under the 2.25% Share Unit Plan, before or after the amendments described hereunder.

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Amendments

The 2.25% Share Unit Plan may be amended, suspended or terminated by the Board, in whole or in part, at any time; provided, however, that no such amendment shall, without the consent of the Eligible Participants affected by the amendment, adversely affect the rights accrued to such Eligible Participants with respect to Share Units granted prior to the date of the amendment.

Notwithstanding the foregoing, shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(a)	an increase in the maximum number of Common Shares issuable under the 2.25% Share Unit Plan;
(b)	an amendment to the individuals designated as Eligible Participants under the 2.25% Share Unit Plan;
(c)	an extension of the expiry date for Share Units granted under the 2.25% Share Unit Plan;
(d)	an amendment that would permit a Share Unit to be transferable or assignable, other than by will or the laws of descent and distribution; or
(e)	an amendment to the amendment provisions contained in the 2.25% Share Unit Plan.

PSUs Granted in 2019

In early 2019, the Compensation Committee engaged GGA to review Fortuna’s compensation philosophy to assess the competitiveness of the compensation program for the NEOs against the primary peer group and supplemental benchmarks and to confirm the competitiveness of its proposed PSU program in relation to its executive officers. The 2019 GGA Reports recommended a 3% increase in the annual base salaries of the NEOs, no change to the short term incentive program targets and a shift in the weighting of long term incentive program components with more emphasis being placed on performance contingent awards.

We continuously strive to increase transparency on how we pay our executives and improve our executive compensation structure. In 2019, we reduced the number of time-vested RSUs granted to our executives and increased the number of performance based PSUs. As well, the 2019 PSUs were subject solely to performance targets related 50% to three-year Total Shareholder Return and 50% to Return on Assets. Having such a significant portion of PSUs reliant on Total Shareholder Return is intended to further align management of our business with long-term shareholder interest.

Taking into consideration the critical need to retain our proven executive team, and the information and recommendations of the 2019 GGA Reports, the Compensation Committee recommended, and the Board approved, the following grants of PSUs (the “2019 PSUs”) to the following NEOs:

NEO	No. of 2019 PSUs
Jorge Ganoza Durant, President & CEO	156,900
Luis Ganoza Durant, CFO	62,591
Manuel Ruiz-Conejo, VP Operations	46,929
Jose Pacora, VP Project Development	46,890
David Volkert, VP Exploration	43,135

The 2019 PSUs are subject to the corporate performance and time-vesting metrics set out below:

Vesting/Payout Date	Amount Vested	Performance Targets
12 months from grant	20%	See the 2019 Corporate Performance Targets table below
24 months from grant	30%	See the 2019 Corporate Performance Targets table below
36 months from grant	50%	See the 2019 Corporate Performance Targets table below

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The 2019 PSUs are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets. See the table below.

2019 - Corporate Performance Targets

The corporate performance targets set for the 2019 PSUs are as follows:

Category	Weight	Threshold	50% range	100% range	200% range	Note
TSR	50%	NA	-750 bps	0 bps	+750 bps	Rolling 3-year TSR against GGA Primary Peer Group
ROA[1]	50%	6%	6%<=ROA<8%	8%<=ROA<=12%	12%<ROA<=14%

ROA is calculated by dividing the Net Operating Profit After Taxes by the Adjusted Opening Balance of Assets for the period. Net Operating Profit After Taxes is net income adjusted for write-downs and certain non-cash, non-recurring items plus the after-tax interest expense. The Adjusted Opening Balance of Assets is based on balances as at the end of the prior fiscal period and consists of non-current assets and net working capital. Non-current assets include add-backs for any prior year impairments and other write-downs and exclude any large construction projects not contributing to net income in the fiscal year. Net working capital is current assets less cash and short term investments minus non-interest-bearing current liabilities

						Values outside 100% range calculated pro-rata based on limits corresponding to each range
	100%

Note:
1 ROA 200% range payable as long as TSR>=100%

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The corporate achievement results for 2019 are as follows:

Corporate Performance Goals	2019 Result	Weighting	2019 Rating
Return on assets	ROA 2019: 10.1% ROA was calculated based on 2018 opening balance adjusted for Lindero construction and 2018 write-offs; Net income adjusted for write-offs and finance income/expenses. Asset calculation includes net working capital (current assets less cash and short term investments minus non-interest bearing current liabilities)	50%	100%
Total shareholder return vs. peer group	-1363 bps	50%	25%
		100%	75%

As set forth above, the Company’s corporate objectives for 2019 with respect to Return on Assets were met; however, the Lindero Project construction is weighing on share performance and is negatively impacting the corporate objective regarding total shareholder return. As a result, the vesting of the first tranche of the 2019 PSUs was reduced.

On March 19, 2019, a total of 150,325 Common Shares of the PSUs granted to NEOs in 2018 (the “2018 PSUs”) were issued on the vesting of the first tranche of the 2018 PSUs . The 2018 PSUs have the following performance and vesting metrics:

Vesting/Payout Date	Amount Vested	Performance Goal
12 months from grant	20%	By December 31, 2018: (i) construction costs at the Lindero Project are within 15% of budgeted US$201 million CAPEX; and (ii) project activities have been completed according to the Board approved schedule.
24 months from grant	30%	By September 30, 2019: (i) commissioning phase at the Lindero Project is complete, with principal unit operations within 15% of design parameter, and start of commercial operations declared; and (ii) total construction costs at Lindero within 15% of budgeted US$ 239 million CAPEX.
36 months from grant	50%	By December 31, 2020: Total Company production in 2020 is within 15% of budget of 8.5 million ounces silver and 186,000 ounces gold.

The number of Common Shares which were issued on the vesting of the first tranche 2018 PSUs represents a reduction from 20% to 15% of the shares eligible to be vested.

NEO	No. of 2018 PSUs	Maximum 20% Vest	Performance Payout Percentage	Final Number of PSUs Vested	No. of PSUs Forfeited
Jorge Ganoza Durant, President & CEO	517,187	103,437	75%	77,578	26,859
Luis Ganoza Durant, CFO	354,643	70,928	75%	53,196	17,732
Manuel Ruiz-Conejo, VP Operations	73,884	14,777	75%	11,083	3,694
Eric Chapman, VP Technical Services *	56,452	11,290	75%	8,468	2,822

* Eric Chapman was a NEO during the 2018 fiscal year.

MANAGEMENT INFORMATION CIRCULAR	Page | 28

An aggregate of 51,107 (including 2,822 of the 2018 PSUs granted to our VP Technical Services) of the first tranche of the 2018 PSUs were not eligible to vest and were forfeited and cancelled.

As at December 31, 2019, there were a total of 1,274,450 PSUs outstanding of which 851,841 were granted in 2018 and 422,609 were granted in 2019.

RSUs Granted in 2019

On the recommendation of the Compensation Committee, the Board approved the granting of an aggregate of 534,667 share settled RSUs (the “2019 RSUs”) to the NEOs during the 2019 financial year as set out below. The 2019 RSUs have a vesting restriction of 20% one year after granting, 30% two years after granting, and the remaining 50% three years after granting.

NEO	No. of 2019 RSUs
Jorge Ganoza Durant, President & CEO	235,350
Luis Ganoza Durant, CFO	93,887
Manuel Ruiz-Conejo, VP Operations	70,393
Jose Pacora, VP Project Development	70,335
David Volkert, VP Exploration	64,702

Performance Graph

The following graph compares the total cumulative shareholder return over the past five fiscal years for $100 invested in Common Shares on December 31, 2014 with the cumulative total return of the S&P / TSX Composite Index and the S&P / TSX Global Mining Index. The performance of the Company’s Common Shares set out below does not necessarily reflect future price performance.

MANAGEMENT INFORMATION CIRCULAR	Page | 29

The Company has experienced significant and steady growth over the past five years, evolving to its current position as a precious metals producer with two operating mines, and the Lindero gold project in Argentina currently under construction, and certain performance-based components of the compensation to executive officers has increased accordingly. The global economic downturn in 2012 had a dramatic negative impact on the financial markets and commodity prices in particular, resulting in a significant downturn in share prices for most exploration companies and precious metal producers which persisted until mid-2016. Despite these negative market conditions, the Company’s operations have continued to grow during the past five years (notably, the San Jose expansion to 3,000 tpd and the Lindero Project acquisition and mine construction start), and compensation levels reflect this positive business performance. In order to support the Company’s goal of managing costs during fluctuating market conditions, however, management compensation for 2014 was set at the same levels as for 2013, and 2016, 2017 and 2018 levels were unchanged from 2015, other than a slight increase made in 2018 to the annual base salary of our CFO. A 3% increase in the 2019 annual base salaries of our NEOs was implemented in order to better align their salaries with their counterparts of peer group companies, and 50% of the 2019 PSU targets are based on total shareholder return.

NEO Profiles

JORGE GANOZA DURANT, Chief Executive Officer

AT RISK PAY - 74%

	2019	2018		2017
Base salary	$618,000	$600,000		$600,000
Annual incentive	$346,080	$438,000		$396,000
Share Units	$1,421,600	$3,134,000	*	$709,087
Stock Options	0	$456,000		$472,725
Total Direct Compensation	$2,385,680	$4,628,000		$2,177,812

Share Ownership (December 31, 2019)
Target	Target Value	Total Acquisition Value	Target Met
3x base salary	$1,854,000	$7,040,473	✓

*	Includes $2,450,000 of 2018 PSUs relating to the construction and operation of the Lindero Project (see page 28 for vesting metrics of the 2018 PSUs) of which 77,578 had vested and were paid as of December 31, 2019 and 26,859 2018 PSUs were forfeited and cancelled.

LUIS GANOZA DURANT, Chief Financial Officer

AT RISK PAY -  66%

	2019	2018		2017
Base salary	$401,700	$390,000		$370,000
Annual incentive	$214,407	$262,763		$299,700
Share Units	$567,110	$2,032,200	*	$322,199
Stock Options	$0	$234,800		$214,800
Total Direct Compensation	$1,183,217	$2,919,763		$1,206,699

Share Ownership (December 31, 2019)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$401,700	$3,093,410	✓

*	Includes $1,680,000 of 2018 PSUs relating to the construction and operation of the Lindero Project (see page 28 for vesting metrics of the 2018 PSUs) of which 53,196 had vested and were paid as of December 31, 2019 and 17,732 2018 PSUs were forfeited and cancelled.

MANAGEMENT INFORMATION CIRCULAR	Page | 30

MANUEL RUIZ-CONEJO, VP Operations

AT RISK PAY -  61%

	2019	2018		2017
Base salary	$360,500	$350,000		$350,000
Annual incentive	$135,188	$202,125		$152,250
Share Units	$425,200	$615,200	*	$274,927
Stock Options	$0	$231,396		$183,285
Total Direct Compensation	$920,888	$1,398,721		$960,461

Share Ownership (December 31, 2019)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$365,500	$1,309,614	✓

*	Includes $350,000 of 2018 PSUs relating to the construction and operation of the Lindero Project (see page 28 for vesting metrics of the 2018 PSUs) of which 11,083 had vested were paid as of December 31, 2019 and 3,694 2018 PSUs were forfeited and cancelled.

JOSE PACORA, VP Project Development

AT RISK PAY -  70%

	2019	2018	2017
Base salary	$283,250	$275,000	$275,000
Annual incentive	$250,676	$272,250	$313,500
Share Units	$428,850	$246,000	$255,023
Stock Options	$0	$164,000	$183,285
Total Direct Compensation	$958,776	$957,250	$1,026,807

Share Ownership (December 31, 2019)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$283,250	$923,622	✓

DAVID VOLKERT, VP Exploration

AT RISK PAY -  63%

	2019	2018	2017
Base salary	$291,305	$289,350	$269,647
Annual incentive	$104,870	$139,250	$131,654
Share Units	$392,565	$199,073	$198,768
Stock Options	$0	$132,715	$132,715
Total Direct Compensation	$788,740	$760,388	$732,785

Share Ownership (December 31, 2019)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	CAD$386,500	CAD$1,217,106	✓

MANAGEMENT INFORMATION CIRCULAR	Page | 31

The above-noted information regarding Total Direct Compensation includes the value of all equity awards at the time of grant (regardless of vesting provisions) but does not include any increase in the award values as at the vesting/payout dates due to increases in the Company’s stock prices. Such amounts are reflected under the heading “All Other Compensation” in the table below.

Summary Compensation Table

The following summarizes all compensation paid or payable to NEOs during the fiscal years ended December 31, 2019, 2018 and 2017:

					Non-Equity Annual Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary	Share- based Awards (1)	Option- based Awards (2)	Annual Incentive Plans(3)	Long-term Incentive Plans	All Other Compensation (4)	Total Compensation
Jorge Ganoza Durant(5)	2019	$618,000	$1,421,600	N/A	$346,080	Nil	$260,115	$2,645,795
CEO	2018	$600,000	$3,134,000	$456,000	$438,000	Nil	$899,843	$5,527,843
	2017	$600,000	$709,087	$472,725	$396,000	Nil	$95,571	$2,273,383

Luis Ganoza Durant	2019	$401,700	$567,110	N/A	$214,407	Nil	$143,584	$1,326,801
CFO	2018	$390,000	$2,032,200	$234,800	$262,763	Nil	$251,859	$3,171,622
	2017	$370,000	$322,199	$214,800	$299,700	Nil	$52,189	$1,258,887

Manuel Ruiz-Conejo	2019	$360,500	$425,200	N/A	$135,188	Nil	$114,488	$1,035,376
VP, Operations	2018	$350,000	$615,200	$231,396	$202,125	Nil	$240,549	$1,639,270
	2017	$350,000	$274,927	$183,285	$152,250	Nil	$52,750	$1,013,210

Jose Pacora	2019	$283,250	$424,850	N/A	$250,676	Nil	$74,798	$1,033,574
VP, Project Development	2018	$275,000	$246,000	$164,000	$272,250	Nil	$27,609	$984,859
	2017	$275,000	$255,023	$170,015	$313,500	Nil	$24,371	$1,037,908

David Volkert(6)	2019	$291,305	$392,565	N/A	$104,870	Nil	$22,184	$810,923
VP, Exploration	2018	$289,350	$199,073	$132,715	$139,250	Nil	$26,063	$786,450
	2017	$269,647	$198,768	$132,715	$131,654	Nil	$20,717	$753,501

Notes:

(1)	The 2019 amounts represent the grant date fair market value of share-settled RSUs and PSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$4.83. Certain of the grant date values were calculated in CAD$ and translated to US$ at the 2019 year average exchange rate of CAD$1.00 = US$0.7537. The accounting fair value of the RSUs and PSUs is also based on the market price at the time of grant, but the amount recorded is calculated using the pro-rated portion of the RSU/PSU deemed to have vested (but not actually vested) as at December 31, 2019 . The accounting fair values were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate. The accounting fair values for 2019 are $588,480 for Jorge Ganoza Durant, $234,758 for Luis Ganoza Durant, $176,016 for Manuel Ruiz-Conejo, $175,869 for Jose Pacora, and $161,784 for David Volkert.

The performance metrics for the 2019 PSUs relate solely to three-year Total Shareholder Return (50%) and Return on Assets (50%) (see page 26 - “PSUs Granted in 2019”). The grant date fair market value of the 2019 PSUs are $568,640 for Jorge Ganoza Durant, $226,844 for Luis Ganoza Durant, $170,080 for Manuel Ruiz-Conejo, $169,940 for Jose Pacora and $157,026 for David Volkert, of which NIL 2019 PSUs had vested or been paid as of December 31, 2019.

The 2018 amounts represent the grant date fair market value of share-settled RSUs and PSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$6.20. Certain of the grant date values were calculated in CAD$ and translated to US$ at the 2018 year average exchange rate of CAD$1.00 = US$0.7716. The accounting fair value of the RSUs and PSUs is also based on the market price at the time of grant, but the amount recorded is calculated using the pro-rated portion of the RSU/PSU deemed to have vested (but not actually vested) as at December 31, 2018. The accounting fair values were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate. The accounting fair values for 2018 are $1,108,157 for Jorge Ganoza Durant, $712,269 for Luis Ganoza Durant, $226,570 for Manuel Ruiz-Conejo, $100,257 for Jose Pacora, and $80,340 for David Volkert.

MANAGEMENT INFORMATION CIRCULAR	Page | 32

The performance metrics for the 2018 PSUs relate to the construction and operation of the Lindero Project (see page 28 for the 2018 PSUs metrics). The grant date fair market value of the 2018 PSUs are $2,450,000 for Jorge Ganoza Durant, $1,680,000 for Luis Ganoza Durant, and $350,000 for Manuel Ruiz-Conejo, of which NIL 2018 PSUs had vested or been paid as of December 31, 2018. Jose Pacora and David Volkert were not granted PSUs in 2018.

The 2017 amounts represent the grant date fair market value of share-settled RSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$6.35. Certain of the grant date values were calculated in CAD$ and translated to US$ at the 2017 year average exchange rate of CAD$1.00 = US$0.77042. The accounting fair value of the RSUs is also based on the market price at the time of grant, but the amount recorded is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2017. The accounting fair values were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate. The accounting fair values for 2017 are $220,959 for Jorge Ganoza Durant, $100,400 for Luis Ganoza Durant, $85,669 for Manuel Ruiz-Conejo, $79,468 for Jose Pacora, and $61,938 for David Volkert.

(2)	Amounts represent the fair value of the options granted which was determined by the Board at the time of granting and based on the then market price of the Company’s shares. The grant date values were estimated using the Black-Scholes option pricing model consistent with the accounting values used in the Company’s financial statements, with the following assumptions: for 2018: risk-free interest rate of 1.79%, dividend yield of 0%, expected life of 3 years, forfeiture rate of 5.57%, and a volatility factor of 67.56%; for 2017: risk-free interest rate of 0.77%, dividend yield of 0%, expected life of 3 years, forfeiture rate of 5.57%, and a volatility factor of 63.02%. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of these stock options.

The accounting fair values of the options were calculated using the pro-rated portion of the options deemed to have vested (but not actually vested) as at the applicable fiscal year end. The amounts were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate as follows: for 2018, calculated in CAD$ and translated to US$ at the 2018 year average exchange rate of CAD$1.00 = US$0.7716; for 2017, calculated in CAD$ and translated to US$ at the 2017 year average exchange rate of CAD$1.00 = US$.77042.

(3)	Amounts represent bonuses earned for the applicable year.

(4)	Includes health and life insurance premiums paid on behalf of NEOs; contributions to a registered retirement savings plan established effective January 1, 2019 for executive officers and employees who are resident in Canada; and where the sum of an RSU and PSU, as applicable, and the amounts of previous payouts made for that RSU or PSU equals an amount that is in excess of the previously disclosed grant fair value of that RSU or PSU, that excess amount is included.

(5)	Jorge Ganoza Durant does not receive any compensation in his capacity as a director of the Company.

(6)	David Volkert was appointed an executive officer on August 8, 2016 and designated as a NEO based on his total compensation paid for the fiscal years 2017 and 2019.

MANAGEMENT INFORMATION CIRCULAR	Page | 33

Option-Based and Share-Based Awards to NEOs

The following sets forth the details of incentive stock options to purchase Common Shares of the Company and Share Units held by NEOs as at December 31, 2019:

	OPTION BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price (1)	Option Expiration Date	Value of Unexercised In-The- Money Options (1)(2)	Value Vested During the Year (3)	Market Value of Share Units Vested During the Year (4)	Market Value of Vested Share Units Not Paid Out (5)	No. of Share Units Not Vested	Market Value of Share Units Not Vested (5)
Jorge Ganoza Durant	191,663	$3.69	Mar. 18, 2020	$73,250	Nil	$1,084,443	$633,593	1,019,842	$785,176
	229,124	$4.89	May 28, 2022	Nil
	221,863	$4.77	Mar.18, 2023	Nil
	642,650			$73,250

Luis Ganoza Durant	122,078	$3.69	Mar. 18, 2020	$46,656	Nil	$565,785	N/A	550,333	$423,701
	104,111	$4.89	May 28, 2022	Nil
	114,240	$4.77	Mar. 18, 2023	Nil
	340,429			$46,656

Manuel Ruiz-Conejo	148,623	$3.69	Mar. 18, 2020	$56,801	Nil	$350,021	N/A	253,008	$194,791
	88,836	$4.89	May 28, 2022	Nil
	86,021	$4.77	Mar. 18, 2023	Nil
	323,480			$56,801

Jose Pacora	46,234	$3.69	Mar. 18, 2020	$17,670	Nil	$248,406	N/A	184,833	$142,303
	82,404	$4.89	May 28, 2022	Nil
	79,793	$4.77	Mar. 18, 2023	Nil
	208,431			$17,670

David Volkert	64,227	$4.89	May 28, 2022	Nil	Nil	$93,154	N/A	161,442	$124,294
	63,941	$4.77	Mar. 18, 2023	Nil
	128,168

Notes:
(1)	All option-based awards and share-based awards are made in CAD$. The option exercise price, and values of unexercised in-the-money options are converted to US$ using the exchange rate at December 31, 2019 of CAD$1.00 = US$0.7699.
(2)	Calculated using the closing price of the Common Shares on the Toronto Stock Exchange at December 31, 2019 of CAD$5.29 (US$4.07) less the exercise price of in-the-money stock options.
(3)	The value of options vested during the year is converted to US$ using the 2019 year average exchange rate of CAD$1.00 = US$0.7537, and is calculated based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange at the date of vesting (March 19, 2019 was CAD$4.90 (US$3.69) and May 29, 2019 was CAD$3.25 (US$2.45)).
(4)	The value of share units vested during the year is converted to US$ based on the 2019 year average exchange rate of CAD$1.00 = US$0.7537, and is calculated based on the number of the number of share units times the average closing price of the Company’s Common Shares on the Toronto Stock Exchange for the five days preceding the respective dates of vesting (March 16, 2019 was CAD$4.85 (US$3.66); March 19, 2019 was CAD$4.92 (US$3.71); May 29, 2019 was CAD$3.35 (US$2.52); August 10, 2019 was CAD$5.58 (US$4.21).
(5)	The values of vested share units not yet paid out, and of share units not vested are converted to US$ based on the exchange rate at December 31, 2019 of CAD$1.00 = US$0.7699, and are calculated based on the number of share units times the closing price of the Company’s Common Shares on the Toronto Stock Exchange at December 31, 2019 of CAD$5.29 (US$4.07).

MANAGEMENT INFORMATION CIRCULAR	Page | 34

Management Contracts / Termination and Change of Control Benefits

The Company has entered into employment agreements with each of its current NEOs, all of which include change of control provisions. The change of control provisions recognize that the NEO is integral to the operation and continued development of the Company and therefore requires protection from disruption of his employment in the event of a change of control of the Company.

Effective January 1, 2015, the Company entered into amended and restated employment agreements with its current NEOs. The agreements were amended to reflect that on termination without cause, any outstanding stock options or RSUs which were awarded on or after January 1, 2015 will vest on a pro-rated basis. This is consistent with the direction of market practice and governance best practices. Any previously granted stock options or RSUs will continue to vest fully on termination without cause. PSUs do not vest on termination except in the event of a change of control.

The employment agreements also provide that if, as a result of a change of control of the Company, the NEO is terminated or the change of control results in a reduction in his level of authority, responsibility, title or reporting relationship, a reduction in certain components of his compensation, or a change of his primary work location, then he will be entitled to severance pay.

A description of each employment agreement is set out below.

Jorge Ganoza Durant, President and Chief Executive Officer

Pursuant to an employment agreement dated effective January 1, 2015, as subsequently amended, the Company paid to Jorge Ganoza Durant in 2019 an annual base salary of $618,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ganoza will be entitled to severance pay equal to 24 months’ annual salary. If Mr. Ganoza chooses to terminate his contract, he is required to give six months’ notice to the Company.

If, on December 31, 2019, Mr. Ganoza had been terminated without cause, 241,106 Common Shares for payout of vested RSUs, and $1,869,593 (comprised of US$1,236,000 for 2x annual base salary and US$633,593 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 1,019,842 Common Shares for payout of vested RSUs and PSUs, and $3,970,793 (comprised of $1,854,000 for 3x annual base salary, $1,483,200 for 3x an assumed 80% bonus, and $633,593 for payout of vested RSUs and PSUs) would have been payable to him.

Luis Ganoza Durant, Chief Financial Officer

Pursuant to an employment agreement dated effective January 1, 2015, as subsequently amended, the Company paid to Luis Ganoza Durant in 2019 an annual base salary of $401,700. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ganoza will be entitled to severance pay equal to 18 months’ annual salary. If Mr. Ganoza chooses to terminate his contract, he is required to give six months’ notice to the Company.

If, on December 31, 2019, Mr. Ganoza had been terminated without cause, 109,133 Common Shares for payout of vested RSUs and $602,550 for 1.5x annual base salary would have been payable to him. If a change of control of the Company had occurred, 550,333 Common Shares for payout of vested RSUs and PSUs, and $1,365,780 (comprised of $803,400 for 2x annual base salary and $562,380 for 2x an assumed 70% bonus) would have been payable to him.

MANAGEMENT INFORMATION CIRCULAR	Page | 35

Manuel Ruiz-Conejo, Vice-President, Operations

Pursuant to an employment agreement dated effective January 1, 2015, as subsequently amended, the Company paid to Manuel Ruiz-Conejo in 2019 an annual base salary of $360,500. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ruiz-Conejo will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Ruiz-Conejo chooses to terminate his contract, he is required give three months’ notice to the Company.

If, on December 31, 2019, Mr. Ruiz-Conejo had been terminated without cause, 84,893 Common Shares for payout of vested RSUs and $360,500 for 1x annual base salary would have been payable to him. If a change of control of the Company had occurred, 253,008 Common Shares for payout of vested RSUs and PSUs, and $937,300 (comprised of $721,000 for 2x annual base salary and $216,300 for 1x an assumed 60% bonus) would have been payable to him.

Jose Pacora, Vice-President, Project Development

Pursuant to an employment agreement dated effective January 1, 2015, as subsequently amended, the Company paid to Jose Pacora in 2019 an annual base salary of $283,250. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits and change of control of the Company. In the event of termination without cause, Mr. Pacora will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Pacora chooses to terminate his contract, he is required to give three months’ notice to the Company.

If, on December 31, 2019, Mr. Pacora had been terminated without cause, 80,8082 Common Shares for payout of vested RSUs and $283,250 for 1x annual base salary would have been payable to him. If a change of control of the Company had occurred, 184,833 Common Shares for payout of vested RSUs, and $906,400 (comprised of $566,500 for 2x base salary and $339,900 for 1x an assumed 120% bonus) would have been payable to him.

David Volkert, Vice-President, Exploration

Pursuant to an employment agreement dated effective August 8, 2016, as subsequently amended, the Company paid to David Volkert in 2019 an annual base salary of $291,305. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits and change of control of the Company. In the event of termination without cause, Mr. Volkert will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Volkert chooses to terminate his contract, he is required to give three months’ notice to the Company.

If, on December 31, 2019, Mr. Volkert had been terminated without cause, 67,706 Common Shares for payout of vested RSUs, and $291,305 would have been payable to him. If a change of control of the Company had occurred, 161,442 Common Shares for payout of vested RSUs, and $728,263 (comprised of $582,610 for 2x base salary and $145,653 for 1x an assumed 50% bonus) would have been payable to him.

Compensation to Directors

Up until 2009, the non-executive Directors of the Company were primarily compensated by way of directors’ fees and stock options. In 2010, the Company commenced granting DSUs (described below) to the non-executive directors, and since 2013, ceased the granting of stock options to such directors.

Deferred Share Unit Plan

The Board, on the recommendation of the Compensation Committee, established a Deferred Share Unit Plan (the “DSU Plan”) the purposes of which are to promote a greater alignment of interests between non-executive Directors and the shareholders of the Company; and to provide a compensation system for non-executive Directors that, together with any other compensation mechanisms of the Company, reflects the responsibility, commitment and risk accompanying Board membership.

MANAGEMENT INFORMATION CIRCULAR	Page | 36

The Board may award such number of DSUs to an eligible Director to provide appropriate equity-based compensation for the services he or she renders to the Company. Unless otherwise determined by the Board, DSUs vest immediately and a Director’s entitlement to payment of such DSUs is not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

DSU’s are paid in cash and only upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the Director from the Board; (ii) the date of death of the Director; or (iii) the date of removal of the Director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise; and on which date the Director is not an employee of the Company or any of its affiliates.

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of DSU, upon the occurrence of a change of control, all outstanding DSUs will become fully vested. The aggregate number of DSUs outstanding pursuant to the DSU Plan must not exceed 1% of the number of issued Common Shares in the Company outstanding from time to time.

Retainer Fees

Effective January 1, 2019, changes were made to the cash compensation paid to the Company’s non-executive directors. Fees for attending meetings were eliminated and increases in the non-executive director and Committee annual retainer fee were approved. The cash compensation paid to non-executive directors consists of annual retainers and for 2019 were as follows:

Board Member	$85,000
Plus, as applicable:
Chairman of the Board	$75,000
Lead Director	$30,000
Audit Committee Chair	$20,000
Audit Committee Member	$7,500
Compensation Committee Chair	$15,000
Compensation Committee Member	$3,500
Other Committee Chair	$10,000
Other Committee Member	$2,500

Effective April 1, 2015, Jorge Ganoza Durant is no longer paid any compensation, including annual retainer and meeting fees, in his capacity as a director of the Company.

MANAGEMENT INFORMATION CIRCULAR	Page | 37

Director Compensation Table

The following summarizes all cash compensation paid to the Directors who were not NEOs of the Company during the fiscal year ended December 31, 2019:

Name	Director Fees Earned	Share- based Awards(1)	Option- based Awards	All Other Compensation		Total Compensation
Simon Ridgway	$160,000	$69,318	N/A	$67,833	(2)	$297,151

Mario Szotlender	$87,500	$69,318	N/A	$67,833	(2)	$224,651

David Farrell	$147,500	$69,318	N/A	Nil		$216,818

David Laing	$101,000	$69,318	N/A	Nil		$170,318

Alfredo Sillau	$98,500	$69,318	N/A	Nil		$167,318

Kylie Dickson	$107,500	$69,318	N/A	Nil		$176,818

Notes:

(1)	The amounts represent the grant date fair market value of DSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$4.83 (US$3.72). The accounting fair value is calculated based on the year-end market price of the Company’s shares of CAD$5.29 (US$4.07). The accounting fair value of the DSUs is $75,892 for each director. All amounts were calculated in CAD$ and translated to US$ at the 2019 year end exchange rate of CAD$1.00 = US$0.7699.
(2)	For corporate development and financial advisory services provided by: (i) a company controlled by Simon Ridgway - CAD$90,000; and (ii) Mario Szotlender - CAD$90,000. The payments were made monthly in CAD$ and were converted to US$ and recorded on the Company’s books using the average 2019 exchange rate of 0.7537.
(3)	The relevant compensation information for Jorge Ganoza Durant, a director and NEO, is provided in the “Summary Compensation Table” above.

Option-Based and Share-Based Awards to the Directors

As at December 31, 2019, there were no DSUs that had not vested. The following table sets forth the details of incentive stock options to purchase Common Shares of the Company and DSUs held by the Directors who were not NEOs of the Company as at December 31, 2019 (all amounts shown in US$):

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value Vested During the Year	Value of Unexercised In-The- Money Options	Market Value of DSUs Vested During the Year (1)(2)(4)	Market Value of Vested DSUs Not Paid Out (3)(4)	No. of DSUs Not Vested (4)	Market Value of DSUs Not Vested (4)
Simon Ridgway	Nil	N/A	N/A	N/A	N/A	$69,318	$1,414,736	N/A	N/A

Mario Szotlender	Nil	N/A	N/A	N/A	N/A	$69,318	$1,034,012	N/A	N/A

David Farrell	Nil	N/A	N/A	N/A	N/A	$69,318	$864,989	N/A	N/A

David Laing	Nil	N/A	N/A	N/A	N/A	$69,318	$223,785	N/A	N/A

Alfredo Sillau	Nil	N/A	N/A	N/A	N/A	$69,318	$217,668	N/A	N/A

Kylie Dickson	Nil	N/A	N/A	N/A	N/A	$69,318	$159,625	N/A	N/A

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Notes:

(1)	All share-based awards are made in CAD$.
(2)	The market value of DSUs vested during the year is converted to US$ using the 2019 year-end exchange rate of CAD$1.00 = US$0.7699, and is calculated as the number of DSUs outstanding times the closing price of the Company’s Common Shares on the Toronto Stock Exchange one day prior to the date of vesting, which was CAD$4.83 (US$3.72).
(3)	The value of vested DSUs not yet paid out has been converted to US$ using the 2019 year-end exchange rate of CAD$1.00 = US$0.7699, and calculated as the number of DSUs outstanding times the closing price of the Company’s Common Shares on the Toronto Stock Exchange at December 31, 2019 of CAD$5.29 (US$4.07).
(4)	All DSUs were fully vested upon granting but are not realizable until termination.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information regarding compensation plans under which equity securities of the Company are authorized for issuance, as at December 31, 2019:

EQUITY COMPENSATION PLAN
	(a)	(b)	(c)
Plan Category	No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (CAD$)	No. of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in column (a))
Equity Compensation Plans Approved by Shareholders:
Options	1,784,029	$5.85	1,574,403
Share Units	2,441,362	$5.62	7,531,066

Equity Compensation Plans Not Approved by Shareholders:
	N/A	N/A	N/A

Total:	4,225,391	N/A	9,105,469

2.25% Share Unit Plan

The Company’s Share Unit Plan was last approved by the shareholders on July 5, 2017 and is subject to the approval of the Shareholders at the Meeting. See “Particulars of Matters to Be Acted Upon - Approval of the Company’s 2.25% Share Unit Plan.” At the time that the share unit plan was previously submitted to the Shareholders for approval, the maximum amount of Common Shares issuable upon the payout of share-settled Share Units granted thereunder was set by the TSX at 7,961,174, representing 5% of the issued and outstanding Common Shares at that time. Under the terms of the 2.25% Share Unit Plan, the maximum number of Common Shares issuable upon the payout of share-settled Share Units granted is 3,617,713, representing 2.25% of the issued and outstanding Common Shares as at the Record Date. The material terms of the 2.25% Share Unit Plan are summarized on pages 23 to 26 herein.

Share Option Plan

The Company has a Share Option Plan (the “Option Plan”) which was approved by the shareholders on May 26, 2011, as subsequently amended and restated effective March 1, 2015. The Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.

The Option Plan is designed to be competitive within the natural resource industry, and its objective is to align the interests of the Company’s personnel with shareholders by linking compensation to the longer term performance of the Company’s Common Shares and to provide them with a significant incentive to continue and increase their efforts in advancing the Company’s operations. The material terms of the Option Plan are summarized as follows:

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1.	options may be granted under the Option Plan to such directors, officers, employees and service providers of the Company or its subsidiaries as the Board may from time to time designate;
2.	the Option Plan reserves a maximum of 12,200,000 Common Shares for issuance on exercise of options (representing 7.61% of the issued and outstanding Common Shares as at December 31, 2019);
3.	the Company currently has options outstanding to purchase 1,266,196 Common Shares (0.79% of the Company’s current issued share capital) and as a result of option exercises and cancellations since the Option Plan was established, the total number of Common Shares underlying options that are currently available for future grants is 2,115,737 (1.32% of the Company’s current issued share capital);
4.	the number of options granted to independent Directors in any 12 month period cannot exceed 1% of the Company’s total issued and outstanding securities;
5.	the number of Common Shares reserved for issuance to any one individual in any 12 month period may not exceed 5% of the issued capital, unless the Company has obtained disinterested shareholder approval;
6.	the number of the Company’s Common Shares underlying options: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of the Company, at any time, under the Option Plan, or when combined with all of the Company’s other security-based compensation arrangements, cannot exceed 10% of the Company’s total issued and outstanding securities, respectively;
7.	the minimum exercise price of an option shall not be less than the closing price of the Company’s Common Shares as traded on the Toronto Stock Exchange on the last trading day immediately preceding the date of the grant of the option, provided that in the event that the Common Shares are not listed on the Toronto Stock Exchange at the time of the grant, the option exercise price shall not be less than: (i) the price allowed by any other stock exchange or regulatory authority having jurisdiction, or (ii) if the Common Shares are not listed for trading on any other stock exchange, the fair market value of the Common Shares as determined by the Board;
8.	the exercise price of an option may not subsequently be reduced;
9.	options will be granted for a period of up to 10 years, subject to extension in the event of a self-imposed “black out” or similar period imposed under any insider trading policy or similar policy of the Company (in such case the end of the term of the options will be the tenth business day after the end of such black out period), and may have vesting restrictions if and as determined by the Board at the time of grant;
10.	options are non-assignable and non-transferable;
11.	unless otherwise determined by the Board, a vested option is exercisable for up to 90 days from the date the optionee ceases to be a director, officer, employee or service provider of the Company or of its subsidiaries, unless: (i) such optionee was terminated for cause, in which case the option shall be cancelled, or (ii) if an optionee dies, the legal representative of the optionee may exercise the option for up to one year from the date of death;
12.	unless otherwise determined by the Board, if an optionee’s employment or service with the Company is terminated by the Company without cause, by the optionee for “Good Reason” (as defined in the Option Plan) or due to disability or death, a portion of the unvested options held by such optionee shall immediately vest according to a set formula;
13.	unless otherwise determined by the Board, where an optionee’s employment is terminated by the Company within 12 months after a change of control of the Company, the optionee resigns for Good Reason within 12 months after a change of control, or if the optionee dies while performing his or her regular duties as a director, officer and/or employee of the Company of its subsidiaries, then all of his or her outstanding options shall immediately vest;
14.	the Option Plan contains a provision that allows the Board to amend the Option Plan, without shareholder approval, in such manner as the Board, in its sole discretion, determine appropriate. The Board may make amendments: for the purposes of making formal minor or technical modifications to any of the provisions of the Option Plan; to correct any ambiguity, defective provisions, error or omission in the provisions of the Option Plan; to change any vesting provisions of options; to change the termination provisions of the options or the Option Plan; to change the persons who qualify as eligible directors, officers, employees and service providers under the Option Plan; to add a cashless exercise feature to the Option Plan; and to extend the term of any option previously granted under the Option Plan. However, shareholder approval shall be obtained to any amendment to the Option Plan that results in an increase in the number of Common Shares issuable pursuant to the Option Plan, an extension of the term of an option, any amendment to remove or exceed the insider participation limit discussed in paragraph 6 above, or amendments to the amending provision in the Option Plan;
15.	there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Company’s corporate structure or capitalization; and

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16.	the Company may withhold from any amount payable to an optionee such amount as may be necessary so as to ensure that the Company will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions.

Annual Burn Rate

The table below sets out the number of stock options and share-settled Share Units granted during the past three fiscal years, as applicable, expressed as a percentage of the weighted average number of Common Shares outstanding for the respective fiscal year:

Type of Security	2019	2018	2017
Stock Options	N/A	0.41%	0.39%
Share-settled Share Units	0.66%	0.89%	0.25%

AUDIT COMMITTEE

Pursuant to the provisions of National Instrument 52-110 – Audit Committees, the Company’s Annual Information Form dated March 26, 2020 (the “AIF”) includes under the heading “Audit Committee” a description of the Company’s Audit Committee and related matters. A copy of the Audit Committee charter setting out the Committee’s mandate and responsibilities is attached as a schedule to the AIF. The AIF is available for viewing at www.sedar.com.

CORPORATE GOVERNANCE

Shareholder Engagement – Shareholder and Proxy Advisory Company Matters

Your Board is committed to continuous improvements in corporate governance. We are listening, and we are taking action. Your Board’s responses to shareholder engagement matters include:

1.	Sustainability – ESG Profile. Your Board and Company is philosophically committed to environmental, social and governance issues that frame our business. “Community relations” is not just a topical buzzword, it is a fundamental pillar on which our Company stands.

Sustainability Committee - We have created a Sustainability Committee to assist in fulfilling our health, safety security, environmental, sustainable development and social responsibility obligations. Our vision is to be valued by our employees, the community and our shareholders as a leading precious metals mining company worldwide, while our mission is to create value through the growth of mineral reserves, metal production and the efficient operation of our assets, committed to safety and social and environmental responsibility.

Sustainability Report - We recognised the need to improve our communication of the initiatives we are pursuing in this regard. We are pleased to report that we have prepared and published our second sustainability report prepared in accordance with the Global Reporting Initiative (GRI) Standards. It provides information corresponding to the fiscal year ended December 31, 2019. The report is available for review on our website.

During and subsequent to the fiscal year ended December 31, 2019, the Company formalized several social and environmental policies and codes of conduct that are essential to its operations. These include a Human Rights Policy, Health and Safety Policy, Environmental Policy and a Supplier Code of Business Conduct and Ethics. In addition, the Code of Business Conduct and Ethics and Whistle-Blower Policy and the Anti-Corruption Policy were updated. Copies of all of the aforementioned policies and codes can be found on the Company’s website.

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2.	Board Gender Diversity. In accordance with our Diversity Policy, Kylie Dickson joined our board in 2017. We now have 1 of 7 (14%) female directors.

3.	Independent Lead Director. We have always had separate roles for our Chairman (Simon Ridgway) and CEO (Jorge Ganoza). However, our Chairman is a non-independent Chairman. Accordingly, we have appointed David Farrell as Lead Director. Among other duties, David will provide an additional conduit for shareholder engagement and chair regularly-scheduled and ad hoc meetings of independent directors.

4.	Audit Committee Commitments. In response to comments received during the 2019 proxy season, David Farrell resigned from the audit committee of a TSX Venture listed company where he remains on the board. As a result, Mr. Farrell currently sits on the audit committee of the Company plus two TSX Venture listed entities.

5.	Outside Directorships and Executive Roles. Mr. Ridgway plays a fundamental role as our Chairman through his leadership of the Board as well as through his extensive experience in early stage exploration opportunities that can bolster the Company’s development pipeline. At the 2019 Annual General Meeting, 42.7% of shareholders withheld their vote for his election as a director. The Board reviews and considers all material shareholder votes. The Board has concluded that Mr. Ridgway’s outside directorships and executive roles on other publicly traded companies, which are all TSX Venture Exchange listed, do not negatively impact his abilities, duties or commitments to the Company. It is generally acknowledged that TSX Venture Exchange listed companies have a lower time commitment requirement than those listed on the Toronto Stock Exchange. In addition, and in light of Mr. Ridgway being a non-independent director, the Company has appointed David Farrell as independent Lead Director. Mr. Ridgway attended all but one of the meetings of the Board in 2019 and has an exemplary historic attendance record. In his position as Chairman, Mr. Ridgway acts as a valuable resource for our CEO, by reviewing strategy, helping to define problems and maintaining accountability.

Pursuant to National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”), the Company is required to and hereby discloses its corporate governance practices as follows.

Board of Directors

A majority of the Board is independent. The Board considers David Farrell, David Laing, Alfredo Sillau and Kylie Dickson to be “independent” according to the definition set out in NI 58-101. Jorge Ganoza Durant is not independent as he is the President and Chief Executive Officer of the Company. Messrs. Ridgway and Szotlender are not independent as they are paid consulting fees by the Company.

Although the Chairman of the Board is not considered independent, the independent Directors believe that their majority on the Board and its committees, their knowledge of the Company’s business, and their independence has been sufficient to facilitate the functioning of the Board independently of management. The independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. See “Independent Lead Director” below regarding the appointment of an independent Lead Director.

The Board has adopted a Corporate Governance Manual which includes the Board mandate and position descriptions for the Chairman and the Chief Executive Officer. The mandate of the Board is set out in Schedule “B” to this Circular. The Company also has written position descriptions for the Chairs of the Board Committees.

The quorum for meetings of the Board and its Committees is a majority of the directors or Committee members, as applicable.

Independent Lead Director

To reinforce the independence of the Board, independent director David Farrell is our Lead Director. In this position, David provides a source of leadership for the Board complementary to that of the Chair and the CEO, and ensures, with the Chair, that the Board’s agenda will enable the independent directors to successfully carry out their duties. The Lead Director works with the CEO and the Chair to ensure effective relations with shareholders and facilitates the functioning of the Board independently of the Company’s management, and chairs the regularly scheduled meetings of independent directors.

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With the Lead Director as chair, the Independent Directors of the Board meet by themselves at least four times per year.

Audit Committee

Members:	KylieDickson (Chair), Alfredo Sillau, David Farrell
CommitteeIndependence:	100%

Under the supervision of the Board, the Company’s Audit Committee (the “Audit Committee”) has overall responsibility for assisting the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management, the Company’s internal and external audit process, and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board. The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company’s financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

Corporate Governance and Nominating Committee

Members:	David Farrell (Chair), David Laing, Kylie Dickson
Committee Independence:	100%

Under the supervision of the Board, the Company’s CG&N Committee has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices. The CG&N Committee is also responsible for identifying and recommending to the Board possible candidates for the Board as necessary, after considering the competencies and skills the directors as a group should possess and considering the appropriate size of the Board.

Compensation Committee

Members:	David Farrell (Chair), David Laing, Alfredo Sillau
Committee Independence:	100%

The Compensation Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers and directors. This Committee approves the corporate goals relevant to the CEO’s compensation and evaluates the CEO’s performance in light thereof. It also makes recommendations to the Board regarding CEO, CFO and director compensation, bonus plans for management and key employees, and equity-based plans such as incentive stock options, deferred share unit plans, and share unit plans.

Sustainability Committee

Members:	David Laing (Chair), Mario Szotlender, Alfredo Sillau
Committee Independence:	Majority

Under the supervision of the Board, the Sustainability Committee is responsible for:

•	reviewing the health, safety, security, environmental, sustainable development and social responsibility policies of the Company;
•	monitor the health, safety, security, environmental, sustainable development and social responsibility performance of the Company; and
•	assess the effectiveness of the Company’s health, safety, security, environmental, sustainable development and social responsibility policies and practices.

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It also reviews reports from management on the identification, assessment and management of risks relating to health, safety, security, environmental matters and social responsibility matters and reports to the Audit Committee and the Board in respect thereof.

Board and Committee Assessments

The CG&N Committee annually assesses the effectiveness of the Board and how well it is meeting its objectives, and the performance of individual directors. In addition, each Committee conducts an annual assessment of the effectiveness of such Committee and its Chair.

The assessments are conducted through written questionnaires completed by the Committee members. The questionnaires include, as applicable, a Board appraisal, an evaluation of each director’s performance, a Committee self-appraisal on responsibility and effectiveness, and an evaluation of the Committee Chair. The Committees then report the results of their reviews to the Board.

Orientation and Continuing Education

Management will ensure that a new appointee to the Board receives the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company’s business will be necessary and relevant to each new director. Continuing education for directors is provided as such need arises and open discussion is encouraged at all meetings, a format that fosters learning by the directors. Each director of the Company has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Accordingly, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) which has been filed on SEDAR at www.sedar.com. In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In order to monitor compliance with the Code and provide an avenue for stakeholders (employees, officers, directors, suppliers, and customers) to raise concerns and reassurance that they will be protected from reprisals or victimization for whistle-blowing in good faith, the Board has also adopted a Whistle-Blower Policy establishing the procedure for the receipt and treatment of reports by the Company, on a confidential or anonymous basis, regarding accounting, internal controls, auditing matters, disclosure, fraud and unethical business practices, whether submitted by Company employees or third parties. Complaints may be reported to a manager or supervisor, or through the Company’s whistle-blower website: http://fortuna.ethicspoint.com. Reports are reviewed by the Company’s Audit Committee.

Strategic Planning

Management is responsible for developing and recommending the Company’s strategic plan, for approval by the Board on periodically throughout the year. The Board reviews the current and proposed operations of the Company and assesses the strategic plan’s strengths, weaknesses and overall results so that the plan can be adjusted as needed in a timely manner. The Board approves annual corporate objectives and budgets, as well as long-term financial plans.

Share Ownership Policy

Based on a recommendation by the Compensation Committee, the Board adopted in early 2016 a Share Ownership Policy in order to set out share ownership guidelines which will enhance alignment of the interests of directors and executive officers of the Company with its shareholders. Minimum share ownership levels must be achieved within five years.

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The CEO is required to own Common Shares of the Company having a value equal to three times the gross amount of his annual base salary, and each of the CFO and Vice-Presidents must own Common Shares having a value equal to one times the gross amount of his annual base salary. Non-executive directors are required to own Common Shares and/or DSUs of the Company having a value equal to three times the gross amount of their annual director retainer. The status of the equity targets of the NEOs and directors and their holdings as at December 31, 2019 are as follows:

Name	Required ownership as multiple of annual base salary / retainer	Common Shares held	Share-settled Share Units held	DSUs held	Total holdings	Target met, or deadline for meeting target
NEOs
Jorge Ganoza Durant	3x	781,728	1,019,842	Nil	1,801,570	Met
Luis Ganoza Durant	1x	153,096	550,333	Nil	703,429	Met
Manuel Ruiz-Conejo	1x	50,378	253,008	Nil	303,386	Met
Jose Pacora	1x	36,451	184,833	Nil	220,784	Met
David Volkert	1x	60,154	161,442	Nil	221,596	Met

Directors
Simon Ridgway	3x	560	Nil	347,601	348,161	Met
Mario Szotlender	3x	251,700	Nil	254,057	505,757	Met
David Farrell	3x	15,000	Nil	212,528	227,528	Met
David Laing	3x	Nil	Nil	54,984	54,984	Met
Alfredo Sillau	3x	16,502	Nil	53,481	69,983	Met
Kylie Dickson	3x	Nil	Nil	39,220	39,220	August 16, 2022

Diversity

The Board adopted in early 2015 a Diversity Policy which promotes diversity in the workplace by respecting and appreciating differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. At Fortuna, we respect and value the perspectives, experiences, cultures and essential differences that our Board, management and employees possess.

The Company currently has no executive officers who are women, and has one director who is a woman (14% of the Board).

We strive to meet or exceed all reasonable stakeholder expectations and to be the company of choice as a great place to work. We are successful at both because we recruit, retain, reward and develop our people based upon their abilities and contributions. Fortuna does not condone engagement in actions that would violate any anti-discrimination, equal employment or other laws and regulations.

The Board is committed to fostering a diverse workplace environment where:

•	individual differences and opinions are heard and respected;
•	employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and
•	inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed and eliminated.

The Board proactively monitors company performance in meeting the standards outlined in the Diversity Policy. In particular, the Board uses a skills matrix to assess the strengths and adequacy of existing Board members, as well as to assist with the evaluation of any new director candidates. See “Director Tenure and Skills” below.

The Company does not support the adoption of quotas to support its Diversity Policy and therefore does not generally consider the level of representation of women on the Board or in executive officer positions when identifying and nominating director and officer candidates for election or appointment. For the same reason, the Company has not adopted a target number or percentage of women for representation on the Board or in its executive officer positions. The Board and management, however, actively consider all qualified female and diverse candidates in the selection criteria for all positions throughout the Company.

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Director Tenure and Skills

There are no term limits for directors and the Company does not have a retirement policy for directors. The Board of Directors believes that the need to have experienced directors who are familiar with the business of the Company must be balanced with the need for renewal, fresh perspectives and a healthy scepticism when assessing management and its recommendations. The Board has a formal assessment process that evaluates the performance of the Board of Directors and its committees and the skills and contribution of each director. The Company has not adopted director term limits at this time on the basis that the imposition of such limits discounts the value of experience and continuity amongst board members.

Such limits create a risk of excluding experienced and valuable board members as a result of an arbitrary determination based on fixed criteria that may not best serve the interests of shareholders. The Board believes that other mechanisms of ensuring board renewal, such as the Company’s formal assessment program, are adequate for ensuring that the Company maintains a high performing Board of Directors. See page 47 herein for details regarding the skills matrix used by the Board to assess the strengths and adequacy of the Company’s directors.

The following table illustrates an appropriate degree of director turnover while maintaining Board continuity and experience:

Director	Approximate Years
Jorge Ganoza Durant	15
Simon Ridgway	14
Mario Szotlender	11
David Farrell	6
David Laing	3
Alfredo Sillau	2
Kylie Dickson	2
Average:	7.6

Director Attendance Record

The table below summarizes the number of Board and committee meetings attended by each director during 2019:

Director	Board	Audit Committee	CG&N Committee	Compensation Committee	Sustainability Committee	Overall Attendance
Jorge Ganoza Durant	6 of 6					100%
Simon Ridgway	5 of 6					83%
Mario Szotlender	6 of 6				2 of 2	100%
David Farrell	6 of 6	5 of 5	2 of 2	3 of 3		100%
David Laing	6 of 6		2 of 2	3 of 3	2 of 2	100%
Alfredo Sillau	6 of 6	5 of 5		3 of 3	2 of 2	100%
Kylie Dickson	6 of 6	5 of 5	2 of 2			100%

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Director Skills and Areas of Expertise

The following skills matrix describes the particular skills and experience that are considered as integral to the Board performance. This matrix is used by the CG&N Committee and the Board to assess the strengths and adequacy of the composition of existing Board members, as well as to assist with the evaluation of any new director candidates.

Skills and Experience	No. of Directors with Experience

Strategy and Leadership – Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple projects, and having comfort with current principles of risk management.

7 of 7
Operations and Exploration – Experience with the operations of a leading mining company, including exploration activities, having a focus on safety, the environment and operational excellence.	5 of 7
Corporate Governance – Understands the fiduciary, legal and ethical responsibilities of the Board, particularly issues surrounding conflicts of interest, corporate opportunity and insider trading.	7 of 7
Metals and Mining – Knowledge of the mining industry, markets, international regulatory environment and stakeholder management.	7 of 7

Health and Safety, Environment and Sustainability – A strong understanding of the operational requirements and leading practices of workplace health and safety, including the requirements for a strong safety culture and sustainable development.

5 of 7
Finance – Experience in the areas of finance, investment and/or mergers and acquisitions.	7 of 7
Human Resources – Knowledge of sustained succession planning and talent development and retention programs, including executive compensation.	7 of 7
Financial Literacy –Ability to understand financial statements that present the breadth and level of complexity of accounting issues that are typical in a mining company.	7 of 7
International Business – Experience working in a major organization that carries on business in multiple jurisdictions.	7 of 7
Spanish Language – Fluency in reading and speaking Spanish.	5 of 7

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Skills and Experience	Jorge Ganoza Durant	Simon Ridgway	Mario Szotlender	David Farrell	David Laing	Alfredo Sillau	Kylie Dickson
Strategy and Leadership	✓	✓	✓	✓	✓	✓	✓
Operations and Exploration	✓	✓	✓		✓		✓
Corporate Governance	✓	✓	✓	✓	✓	✓	✓
Metals and Mining	✓	✓	✓	✓	✓	✓	✓
Health and Safety, Environment and Sustainability	✓	✓	✓		✓	✓
Finance	✓	✓	✓	✓	✓	✓	✓
Human Resources	✓	✓	✓	✓	✓	✓	✓
Financial Literacy	✓	✓	✓	✓	✓	✓	✓
International Business	✓	✓	✓	✓	✓	✓	✓
Spanish Language	✓	✓	✓		✓	✓

OTHER INFORMATION

Interest of Certain Persons in Matters To Be Acted Upon

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as disclosed in this Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s last completed financial year which has materially affected or would materially affect the Company or its subsidiaries.

Additional Information

Additional information relating to the Company is available for viewing at www.sedar.com. Financial information is provided in the Company’s financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2019, and its annual information form dated March 26, 2020. Copies of these documents may be obtained by contacting the Company, attention Corporate Secretary, at 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6 (Tel: 604-484-4085; Fax: 604-484-4029).

BY ORDER OF THE BOARD

Jorge Ganoza Durant,
President and Chief Executive Officer

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SCHEDULE “A”

2.25% SHARE UNIT PLAN

FORTUNA SILVER MINES INC.

AMENDED AND RESTATED SHARE UNIT PLAN

April 20, 2020

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Article 1

INTERPRETATION

1.1	Purpose

The purposes of the Plan are:

(a)	to promote a further alignment of interests between officers and employees and the shareholders of the Corporation;

(b)	to associate a portion of officers’ and employees’ compensation with the returns achieved for shareholders of the Corporation over the medium term; and

(c)	to attract and retain officers and employees with the knowledge, experience and expertise required by the Corporation.

1.2	Definitions

Whenever used in this Plan, the following words and terms have the respective meanings set out below unless the context otherwise requires:

(a)	“Account” has the meaning ascribed thereto in Section 4.3;

(b)	“Affiliate” has the meaning ascribed to that term in the Securities Act (British Columbia);

(c)	“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and the rules of any stock exchange upon which the Shares are listed;

(d)	“Applicable Withholding Taxes” has the meaning ascribed thereto in Section 2.2(b);

(e)	“Beneficiary” means, subject to Applicable Law, an individual who has been designated by an Eligible Participant, in such form and manner as the Board may determine, to receive benefits payable under the Plan upon the death of the Eligible Participant, or, where no such designation is validly in effect at the time of death, or where the designated individual does not survive the Eligible Participant, the Eligible Participant’s legal representative;

(f)	“Board” means the board of directors of the Corporation or, if established and duly authorized to act with respect to this Plan, any committee of the board of directors of the Corporation;

(g)	“Cause” in respect of an Eligible Participant means:

(i)	the Eligible Participant committing theft, embezzlement, fraud, obtaining funds or property under false pretences or similar acts of gross misconduct with respect to the property of the Corporation or its employees or the Corporation’s customers or suppliers;

(ii)	the Eligible Participant entering into a guilty plea or being convicted of any crime involving fraud, misrepresentation, breach of trust or indictable offence or

(iii)	any other act that would constitute just cause according to Applicable Law;

except that if, at the time of such Eligible Participant’s Termination Date, the Eligible Participant is party to an employment, severance, retention or similar contract or agreement with the Corporation or an Affiliate of the Corporation that contains a definition of the term “cause” or a similar term, the term “cause” shall have the meaning, if any, assigned thereto (or to such similar term) in such contract or agreement;

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(h)	“Cease Trade Date” has the meaning ascribed thereto in Section 6.9(e);

(i)	“Change of Control” will mean the occurrence of any of the following events:

(i)	the direct or indirect acquisition or conversion of more than 50% of the issued and outstanding shares of the Corporation by a person or group of persons acting in concert, other than through an employee share purchase plan or employee share ownership plan and other than by persons who are or who are controlled by, the existing shareholders of the Corporation;

(ii)	a change in the composition of the Board which results in the majority of the directors of the Corporation not being individuals nominated by the Corporation’s then incumbent directors, or

(iii)	a merger or amalgamation of the voting shares of the Corporation where the voting shares of the resulting merged or amalgamated company are owned or controlled by shareholders of whom more than 50% are not the same as the shareholders of the Corporation immediately prior to the merger.

Notwithstanding the foregoing, if, at the time of a Change of Control, the Eligible Participant is party to an employment, severance, retention or similar contract or agreement with the Corporation or an Affiliate of the Corporation that contains a definition of the term “Change of Control” or a similar term, the term “Change of Control” shall have the meaning, if any, assigned thereto (or to such similar term) in such contract or agreement;

(j)	“Code” means the United States Internal Revenue Code, as amended from time to time;

(k)	“Corporation” means Fortuna Silver Mines Inc. and includes any successor corporation thereof, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board;

(l)	“Disability” means the Eligible Participant’s physical or mental incapacity that prevents such Eligible Participant from substantially fulfilling his or her duties and responsibilities on behalf of the Corporation or, if applicable, an Affiliate of the Corporation, and in respect of which the Eligible Participant commences receiving, or is eligible to receive, disability benefits under the Corporation’s or an Affiliate’s short-term or long-term disability plan; except that if, at any relevant time, the Eligible Participant is party to an employment, severance, retention or similar contract or agreement with the Corporation or an Affiliate of the Corporation that contains a definition of the term “disability” or a similar term, the term “disability” shall have the meaning, if any, assigned thereto (or to such similar term) in such contract or agreement;

(m)	“Effective Date” has the meaning ascribed thereto in Section 1.4;

(n)	“Eligible Participant” has the meaning ascribed thereto in Section 3.1(a);

(o)	“Expiry Date” means, with respect to a Grant of Share Units, the date specified in a Grant Agreement, if any, as the date on which the Share Unit will be terminated and cancelled or, if later or no such date is specified in the Grant Agreement, December 31 of the third (3rd) calendar year following the end of the year in which the services to which the grant of such Share Unit relates (or where such services straddle two (2) calendar years, the first (1st) calendar year in which the services to which the grant of such Share Units relates) were rendered;

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(p)	“Fair Market Value” means, with respect to any particular date, the average closing price for a Share on the Stock Exchange on the five (5) Trading Days immediately prior to that date or, in the event of a Cease Trade Date, such other value as may be determined pursuant to Section 6.9;

(q)	“Good Reason” means one or more of the following changes in the circumstances of the Eligible Participant’s employment without the Eligible Participant’s express written consent:

(i)	a reduction or diminution in the level of authority, responsibility, title or reporting relationship of the Executive;

(ii)	a reduction in the Eligible Participant’s base salary or percentage of target annual bonus; or

(iii)	a requirement by the Board that the Eligible Participant’s position and office be based and located in another geographic location.

(r)	“Grant” means a grant of Share Units made pursuant to Section 4.1;

(s)	“Grant Agreement” means an agreement between the Corporation and an Eligible Participant under which a Share Unit is granted, as contemplated by Section 4.2, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan;

(t)	“Grant Date” means the effective date of a Grant;

(u)	“Insider” has the meaning provided for purposes of the Stock Exchange relating to Security Based Compensation Arrangements;

(v)	“Payment Date” means, in respect of a Grant of Share Units, the Vesting Date or such other date as may be specified in the applicable Grant Agreement pursuant to Section 4.1(c);

(w)	“Payout” means a payout of Vested Share Units in cash, Shares or a combination of cash and Shares, as determined by the Board, in an amount equal to the Fair Market Value of the Vested Share Unit on the Payment Date;

(x)	“Performance Period” means, with respect to PSUs, the period specified by the Board for achievement of any applicable Performance Conditions as a condition to Vesting;

(y)	“Performance Conditions” means such financial, personal, operational or transaction-based performance criteria as may be determined by the Board in respect of a Grant to any Eligible Participant and set out in a Grant Agreement. Performance Conditions may apply to the Corporation, or a subsidiary or Affiliate of the Corporation, either individually, or in any combination, and may be measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target or milestone, to previous years' results or to a designated comparator group, or otherwise;

(z)	“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, fund, organization or other group of organized persons, government, governmental regulatory authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau, court, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(aa)	“Plan” means this Fortuna Silver Mines Inc. Amended and Restated Share Unit Plan including any Grant Agreement and all Schedules hereto, as amended from time to time in accordance with the terms;

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(bb)	“PSU” means a right, granted to an Eligible Participant in accordance with Section 4.1, to receive a Payout, that generally becomes Vested, if at all, subject to the attainment of certain Performance Conditions and satisfaction of such other conditions to Vesting, if any, as may be determined by the Board;

(cc)	“RSU” means a right granted to an Eligible Participant in accordance with Section 4.1, to receive a Payout, that generally becomes Vested, if at all, following a period of continuous employment of the Eligible Participant with the Corporation or an Affiliate of the Corporation;

(dd)	“Retirement” means the Eligible Participant’s retirement from the Corporation or an Affiliate, as applicable, following a period of service of at least two years, provided that such retirement is accepted by the Corporation or Affiliate pursuant to a letter from the Corporation or Affiliate granting the Eligible Participant retirement status and confirming the Eligible Participant’s date of retirement;

(ee)	“Security Based Compensation Arrangement” has the meaning defined in the provisions of the TSX Company Manual relating to security based compensation arrangements;

(ff)	“Share” means a common share of the Corporation and such other share as may be substituted for it as a result of amendments to the articles of the Corporation, arrangement, reorganization or otherwise, including any rights that form a part of the common share or substituted share;

(gg)	“Share Unit” means either an RSU or a PSU, as the context requires;

(hh)	“Stock Exchange” means The Toronto Stock Exchange, or if the Shares are not listed on The Toronto Stock Exchange, such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market;

(ii)	“Termination Date” means, in respect of an Eligible Participant, the date that the Eligible Participant ceases to be actively employed by the Corporation or an Affiliate of the Corporation for any reason which, for purposes of the Plan, specifically does not mean the date on which any statutory or common law severance period or any period of reasonable notice that the Corporation or an Affiliate may be required at Applicable Law to provide to the Eligible Participant, would expire. The Board will have sole discretion to determine whether an Eligible Participant has ceased active employment and the effective date on which the Eligible Participant ceased active employment. An Eligible Participant will not be deemed to have ceased to be an employee of the Corporation or an Affiliate in the case of:

(i)	a transfer of his or her employment between the Corporation and an Affiliate of the Corporation or a transfer of employment between Affiliates, as applicable;

(ii)	sick leave; or

(iii)	any other leave of absence approved by the Corporation or an Affiliate of the Corporation, as applicable, in respect of which the Eligible Participant is guaranteed reemployment by contract or statute upon expiration of such leave, except that in the event active employment is not renewed at the end of the leave of absence, the employment relationship shall be deemed to have ceased at the beginning of the leave of absence.

(jj)	“Time Vesting Criteria” shall mean such time-based criteria as may be determined by the Board in respect of any Eligible Participant or Eligible Participants as may be specified by the Board in its sole discretion;

(kk)	“Trading Day” means any date on which the Stock Exchange is open for the trading of Shares and on which Shares are actually traded;

(ll)	“U.S. Taxpayer” means an Eligible Participant for whom the Share Units or amounts payable or provided under this Plan are subject to United States federal income taxation under the Code. Special rules applicable to U.S. Taxpayers are contained in Schedule “C”, which is attached hereto and incorporated by reference;

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(mm)	“Vested Share Units” means Share Units that have Vested in accordance with the terms of this Plan and/or the terms of any applicable Grant Agreement;

(nn)	“Vested” means the applicable Time Vesting Criteria, Performance Conditions and/or any other conditions for settlement (subject to any conditions on such settlement imposed in respect of US Taxpayers under Schedule “C” hereto) in relation to a whole number, or a percentage of the number, of PSUs or RSUs determined by the Board in connection with a Grant of PSUs or Grant of RSUs, as the case may be, (i) have been met; or (ii) have been waived or deemed to be met pursuant to Section 2.1 or 4.1(c), and “Vesting” and “Vest” shall be construed accordingly;

(oo)	“Vesting Date” means the date on which the applicable Time Vesting Criteria, Performance Conditions and/or any other conditions for a Share Unit becoming Vested are met, deemed to have been met, or waived, as contemplated in the definition of “Vested”; and

(pp)	“Vesting Period” means, with respect to a Grant, the period specified by the Board, commencing on the Grant Date and ending on the last Vesting Date for Share Units subject to such Grant which, unless otherwise determined by the Board, shall not be later than December 15 of the third year following the year in which the Eligible Participant performed the services to which the Grant relates.

1.3	Construction and Interpretation

(a)	In this Plan, all references to the masculine include the feminine; references to the singular shall include the plural and vice versa, as the context shall require.

(b)	The headings of all articles, sections and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan. References to “Article”, “Section” or “Paragraph” mean an article, section or paragraph contained in the Plan unless expressly stated otherwise.

(c)	In this Plan, “including” and “includes” mean including or includes, as the case may be, without limitation. The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

(d)	Whenever the Board is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board.

1.4	Effective Date

The Plan shall be effective as of April 20, 2020, (the “Effective Date”). All Share Units granted by the Corporation after the date of this Amended and Restated Share Unit Plan shall be granted upon and subject to the terms and conditions set forth in this Amended and Restated Share Unit Plan. All Share Units granted by the Corporation prior to the date of this Amended and Restated Share Unit Plan shall continue to be governed by the terms and conditions set forth in the version of the Corporation’s share unit plan in effect at the time of the grant of such Share Units. The Board shall review and confirm the terms of the Plan from time to time.

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Article 2

ADMINISTRATION OF THE PLAN

2.1	Administration of the Plan

(a)	This Plan will be administered by the Board and the Board has the sole and complete authority, in its discretion, to:

(i)	interpret the Plan and prescribe, modify and rescind rules and regulations relating to the Plan;

(ii)	correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent it considers necessary or advisable for the implementation and administration of the Plan;

(iii)	exercise rights reserved to the Corporation under the Plan;

(iv)	determine the terms and conditions of Grants granted to any Eligible Participant, including, without limitation, (A) the type of Share Unit, (B) the number of RSUs or PSUs subject to a Grant, (C) the Vesting Period(s) applicable to a Grant, (D) the conditions to the Vesting of any Share Units granted hereunder, including terms relating to Performance Conditions, Time Vesting Criteria and/or other Vesting conditions, the Performance Period for PSUs and the conditions, if any, upon which Vesting of any Share Unit will be waived or accelerated without any further action by the Board (including, without limitation, the effect of a Change of Control and an Eligible Participant's termination in connection therewith), (E) the circumstances upon which a Share Unit shall be forfeited, cancelled or expire, (F) the consequences of a termination with respect to a Share Unit, and (G) the manner and time of exercise or settlement of Vested Share Units;

(v)	determine whether and the extent to which any Performance Conditions or other criteria applicable to the Vesting of a Share Unit have been satisfied or shall be waived or modified;

(vi)	determine the form of Payout of the Vested Share Units;

(vii)	prescribe forms for notices to be prescribed by the Corporation under the Plan; and

(viii)	make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of the Plan.

The Board’s determinations and actions under this Plan are final, conclusive and binding on the Corporation, the Eligible Participants and all other Persons.

2.2	Taxes and Other Source Deductions

(a)	Except as provided in this Section 2.2, the Corporation and its Affiliates shall not be liable for any tax imposed on any Eligible Participant as a result of amounts paid or credited to such Eligible Participant under the Plan. Eligible Participants are advised to consult with their own tax adviser(s).

(b)	The Payout of a Share Unit granted under the Plan is subject to the condition that if at any time the Corporation determines, in its discretion, that the satisfaction of withholding tax or other source deductions is necessary or desirable in respect of such Payout, such Payout will not occur unless such withholding has been, or will be, effected to the satisfaction of the Corporation.

If the Corporation is required under the Income Tax Act (Canada) or any other Applicable Law to remit to any governmental authority an amount on account of tax or other amounts it may be required by law to withhold (the “Applicable Withholding Taxes”) in connection with any amount paid or credited hereunder to an Eligible Participant, then the Eligible Participant shall:

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(i)	authorize the Corporation and any of its Affiliates, as applicable, to deduct from any amount paid or credited hereunder the Applicable Withholding Taxes, in such manner as it determines in its sole discretion;

(ii)	pay to the Corporation and any of its Affiliates, as applicable, sufficient cash as is determined by the Corporation or its Affiliate, as the case may be, to be the amount necessary to fund the Applicable Withholding Taxes; or

(iii)	make other arrangements acceptable to the Corporation and any of its Affiliates, as applicable, to fund the Applicable Withholding Taxes.

The Corporation shall not be required to issue any Shares under the Plan unless the Eligible Participant has made suitable arrangements with the Corporation and any of its Affiliates, as applicable, to fund any withholding obligation.

Without limiting the generality of the foregoing, the Corporation and any of its Affiliates, as applicable, will have the right to deduct from payments of any kind otherwise due to the Eligible Participant any taxes of any kind required to be withheld by the Corporation or its Affiliate, as the case may be, as a result of the Eligible Participant’s participation under hereunder.

All expenses of administration of the Plan shall be borne by the Corporation as determined by the Board.

2.3	Eligible Participant Information

(a)	Each Eligible Participant shall provide the Corporation with all information (including personal information) the Board requires in order to administer the Plan (the “Eligible Participant Information”).

(b)	The Corporation may from time to time transfer or provide access to Eligible Participant Information to a third party service provider for purposes of the administration of the Plan provided that such service providers will be provided with such information for the sole purpose of providing services to the Corporation in connection with the operation and administration of the Plan. The Corporation may also transfer and provide access to Eligible Participant Information to its Affiliates for purposes of preparing financial statements or other necessary reports and facilitating payment or reimbursement of Plan expenses. By participating in the Plan, each Eligible Participant acknowledges that Eligible Participant Information may be so provided and agrees and consents to its provision on the terms set forth herein.

(c)	The Corporation shall not disclose Eligible Participant Information except (i) as contemplated in Section 2.3(b) above, (ii) in response to regulatory filings or other requirements for the information by a governmental authority or regulatory body, or (iii) for the purpose of complying with a subpoena, warrant or other order by a court, Person or body having jurisdiction over the Corporation to compel production of the information.

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Article 3
PLAN PARTICIPATION

3.1	Eligibility

(a)	Each employee or officer of the Corporation or an Affiliate of the Corporation who is designated by the Board, in its sole discretion, as eligible for participation in the Plan or whose contract of employment or service with the Corporation or an Affiliate specifies that he or she shall participate in the Plan and who is subsequently designated by the Board, in its sole discretion, as being eligible for participation in the Plan (an “Eligible Participant”) shall commence participation in the Plan upon such designation.

(b)	Notwithstanding any other provision of the Plan, if an Eligible Participant is resident or otherwise subject to taxation in a jurisdiction in which an award of Share Units under the Plan might be considered to be income which is subject to taxation at the time of such award, the Eligible Participant may elect not to participate in the Plan by providing a written notice to the Corporate Secretary of the Corporation.

3.2	Eligible Participant’s Agreement to be Bound

Participation in the Plan by any Eligible Participant shall be construed as acceptance by the Eligible Participant of the terms and conditions of the Plan and all rules and procedures adopted hereunder and as amended from time to time.

3.3	Restrictions on Issuance of Shares

(a)	The number of Shares hereby reserved for issuance to Eligible Participants under this Plan shall not exceed the number which represents 2.25% of the issued and outstanding Shares from time to time. Subject to Applicable Law, the requirements of the Stock Exchange and any shareholder or other approval which may be required, the Board may in its discretion amend the Plan to increase such limit without notice to any Eligible Participants.

(b)	The number of Shares hereby reserved for issuance under this Plan and any other Security Based Compensation Arrangement, in aggregate, shall not exceed 10% of the number of issued and outstanding Shares from time to time.

(c)	The number of Shares hereby reserved for issuance to Insiders, together with any Shares reserved for issuance to Insiders pursuant to any other Security Based Compensation Arrangement, shall not exceed 10% of the total number of issued and outstanding Shares. Within any one year period, the number of Shares issued to Insiders under this Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, shall not exceed 10% of the total number of outstanding Shares.

(d)	The maximum number of Shares issuable to any one Eligible Participant, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 2% of the total number of issued and outstanding Shares.

Article 4
GRANT OF SHARE UNITS AND TERMS

4.1	Grant of Share Units and Terms

(a)	The Corporation may grant Share Units to an Eligible Participant in such number and at such times as the Board may in its sole discretion determine, in respect of services rendered or to be rendered by the Eligible Participant in the year awarded.

(b)	Each Share Unit will give the Eligible Participant the right to receive a Payout with respect to each such Share Unit which has become a Vested Share Unit pursuant to the provisions of this Plan and in accordance with the terms of the Grant Agreement relating to such Share Unit.

(c)	Subject to the terms of the Plan, the Board may determine other terms or conditions of any Share Units, and shall specify the material terms thereof in the applicable Grant Agreement. Without limiting the generality of the foregoing, such additional terms and conditions may include terms or conditions relating to:

(i)	the type of Share Units;

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(ii)	the number of RSUs or PSUs subject to such grant;

(iii)	any terms and conditions the Board may in its discretion determine with respect to Vesting or the acceleration of Vesting;

(iv)	the form of Payout; and

(v)	the Payment Date;

which shall be set out in the Grant Agreement. The conditions may relate to all or a portion of the Share Units in a Grant and may be graduated such that different percentages of the Share Units in a Grant will become Vested depending on the extent of satisfaction of one or more such conditions. The Board may, in its discretion, subsequent to the Grant Date of a Share Unit, waive any such term or condition or determine that it has been satisfied subject to Applicable Law.

(d)	No certificates shall be issued with respect to Share Units.

4.2	Grant Agreement

(a)	Each Grant of a Share Unit will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith as the Board may, in its sole discretion, deem appropriate.

4.3	Records and Accounts

(a)	The Board shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties, which records shall, absent manifest error, be considered conclusively determinative of all information contained therein.

(b)	The Corporation shall maintain or shall cause an Affiliate of the Corporation to maintain, as applicable, in its books an account for each Eligible Participant (an “Account”) recording at all times the number of Share Units standing to the credit of such Eligible Participant. Share Units that fail to Vest in an Eligible Participant pursuant to Article 6, or that are paid out to the Eligible Participant or his or her Beneficiary, shall be cancelled and shall cease to be recorded in the Eligible Participant’s Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are paid out, as the case may be. For greater certainty, where an Eligible Participant is granted both RSUs and PSUs, such RSUs and PSUs shall be recorded separately in the Eligible Participant’s Account.

(c)	A written statement confirming the balance in each Eligible Participant’s Account shall be provided by the Corporation to the Eligible Participant at least annually. Statements shall contain such information as the Board may determine from time to time. Such statement shall be deemed to have been accepted by the Eligible Participant as correct unless written notice to the contrary is given to the Corporate Secretary of Corporation within thirty (30) days after such statement is provided to the Eligible Participant. For greater certainty, in the event of any discrepancy between the records of the Corporation and any statement provided to an Eligible Participant pursuant to this Section 4.3(c), the records of the Corporation shall govern and the rights and obligations of the Corporation and the Eligible Participant shall be determined on the basis of such records.

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Article 5

CERTAIN ADJUSTMENTS

5.1	Reorganizations and Reclassifications

In the event of any subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the Shares, or a consolidation, amalgamation, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Corporation or other distribution of the Corporation’s assets to shareholders (other than the payment of dividends in respect of the Shares), the Account of each Eligible Participant and the Share Units outstanding under the Plan shall be adjusted in such manner, if any, as the Corporation may in its discretion deem appropriate to preserve, proportionally, the interests of Eligible Participants under the Plan.

Article 6
SETTLEMENT OF SHARE UNITS

6.1	Settlement of Vested Share Units

Each Eligible Participant who continues in employment with the Corporation or an Affiliate on a Vesting Date shall receive a Payout in respect of each Vested Share Unit credited to his or her Account. Such Payout shall be made to the Eligible Participant as soon as practicable following the Payment Date and in any event prior to the Expiry Date.

6.2       Payout of Shares

(a)	If the Board determines that any portion of Vested Share Units are to be paid out in Shares, the Eligible Participant will be entitled to receive and the Corporation will issue from treasury a number of Shares equal to the number of Vested Share Units to be paid out in Shares.

(b)	Shares issued by the Corporation under this Plan shall be considered fully paid in consideration of past services that are no less in value than the fair equivalent of the money the Corporation would have received if the Shares had been issued for money.

(c)	No fractional Shares may be issued under the Plan.

6.3	Termination Due to Voluntary Resignation

(a)	Unless otherwise determined by the Board in its sole discretion, if an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate is terminated due to the voluntary resignation of the Eligible Participant, then all Share Units granted to the Eligible Participant which have not Vested on or before the Termination Date, shall be forfeited and cancelled effective as of the Termination Date and the Eligible Participant shall have no entitlement to receive payment in respect of such forfeited Share Units, or any other amount in respect of such forfeited Share Units, by way of damages, payment in lieu or otherwise.

(b)	Any Vested Share Units credited to the Eligible Participant’s Account as at his or her Termination Date remain payable in accordance with the terms of this Section 6.3 and the Eligible Participant shall receive a Payout in respect of each such Vested Share Unit credited to his or her Account, as soon as practicable following the Payment Date and in any event prior to the Expiry Date.

6.4	Termination by the Corporation without Cause, by the Eligible Participant for Good Reason, or Due to Disability or Retirement

(a)	Unless otherwise determined by the Board in its sole discretion, if an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate of the Corporation, as applicable, is terminated by the Company without Cause, by the Eligible Participant for Good Reason, or due to Disability or Retirement, then:

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(i)	the Eligible Participant shall be entitled to a Payout in respect of that portion of PSUs that have Vested as of the Termination Date. All unvested PSUs held by the Eligible Participant as of the Termination Date shall be forfeited and cancelled as of the Termination Date and the Eligible Participant shall have no entitlement in connection with such PSUs, and

(ii)	a portion of the unvested Restricted Share Units held by the Eligible Participant shall immediately Vest. The number of unvested Restricted Share Units held by the Eligible Participant that shall Vest pursuant to this Section 6.4(a)(ii) shall be calculated by multiplying the number of unvested Restricted Share Units held by the Eligible Participant by a fraction, the numerator of which equals the number of days the Eligible Participant was actively employed between the Grant Date of such Restricted Share Units and his or her Termination Date, and the denominator of which equals the total number of days between the Grant Date of such Restricted Share Units and their original Vesting Date. The Eligible Participant shall be entitled to a Payout in respect of the Restricted Share Units held by the Eligible Participant that Vest pursuant to this Section 6.4(a)(ii). Such Payout(s) shall be made to the Eligible Participant as soon as practicable following the Payment Date and in any event prior to the Expiry Date. All unvested Restricted Share Units held by the Eligible Participant as of the Termination Date for which the Eligible Participant is not entitled to a Payout pursuant to this Section 6.4(a)(ii) shall be forfeited and cancelled as of the Termination Date and the Eligible Participant shall have no entitlement in connection with such Restricted Share Units.

(b)	Any Vested Share Units credited to the Eligible Participant’s Account as of his or her Termination Date (which for greater certainty does not include any Restricted Share Units that become Vested Share Units pursuant to Section 6.4(a)(ii)) will remain payable in accordance with the terms of this Section 6.4 and the Eligible Participant shall receive a Payout in respect of each such Vested Share Unit as soon as practicable following the Payment Date and in any event prior to the Expiry Date.

6.5	Termination With Cause

Unless otherwise determined by the Board in its sole discretion, in the event that an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate is terminated for Cause by the Corporation or an Affiliate of the Corporation, as applicable, the Eligible Participant’s Share Units, whether Vested or unvested, shall be forfeited and cancelled as of the Termination Date and the Eligible Participant shall have no entitlement to receive any payment respect of such forfeited Share Units, or any other amount in respect of such forfeited Share Units, by way of damages, payment in lieu or otherwise.

6.6	Termination by the Company, or by the Eligible Participant for Good Reason, Subsequent to a Change of Control

Unless otherwise determined by the Board in its sole discretion, if an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate of the Corporation, as applicable, is terminated by the Corporation within 12 months after a Change of Control occurs, or the Eligible Participant terminates his or her employment with the Corporation for Good Reason within 12 months after a Change of Control occurs, then all outstanding Share Units which have not Vested shall immediately Vest and become Vested Share Units and shall be paid out immediately in accordance with the terms of this Plan.

6.7	Termination Due to Death

(a)	Unless otherwise determined by the Board in its sole discretion, in the event that an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate of the Corporation, as applicable, is terminated due to the death of the Eligible Participant, then:

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(i)	the Beneficiary of the Eligible Participant shall be entitled to a Payout in respect of that portion of PSUs that have Vested as of the Termination Date. All unvested PSUs held by the Eligible Participant as of the Termination Date shall be forfeited and cancelled as of the Termination Date and the Beneficiary of the Eligible Participant shall have no entitlement in connection with such PSUs, and

(ii)	a portion of the unvested Restricted Share Units held by the Eligible Participant shall immediately Vest. The number of unvested Restricted Share Units held by the Eligible Participant that shall Vest pursuant to this Section 6.7(a) shall be calculated by multiplying the number of unvested Restricted Share Units held by the Eligible Participant by a fraction, the numerator of which equals the number of days the Eligible Participant was actively employed by the Corporation between the Grant Date of such Restricted Share Units and his or her date of death, and the denominator of which equals the total number of days between the Grant Date of such Restricted Share Units and their original Vesting Date. The Beneficiary of the Eligible Participant shall be entitled to a Payout in respect of the Restricted Share Units held by the Eligible Participant that Vest pursuant to this Section 6.7(a)(ii). Such Payout shall be made to the Beneficiary as soon as practicable following completion of the aforementioned calculation and in any event prior to the Expiry Date. All unvested Restricted Share Units held by the Eligible Participant as of the Termination Date for which the Beneficiary is not entitled to a Payout pursuant to this Section 6.7(a)(ii) shall be forfeited and cancelled as of the Termination Date and the Beneficiary and Eligible Participant shall have no entitlement in connection with such Restricted Share Units.

(b)	Any Vested Share Units credited to the Eligible Participant’s Account as of his or her date of death (which for greater certainty does not include any Restricted Share Units that become Vested Share Units pursuant to Section 6.7(a)) will remain payable in accordance with the terms of this Section 6.7 and the Eligible Participant’s Beneficiary shall receive a Payout in respect of each such Vested Share Unit as soon as practicable following the Eligible Participant’s date of death and in any event prior to the Expiry Date.

6.8	Termination Due to Death on the Job

Notwithstanding Section 6.7, unless otherwise determined by the Board in its sole discretion, if an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate of the Corporation, as applicable, is terminated due to the death of the Eligible Participant which occurred while the Eligible Participant was performing his or her regular duties as an officer and/or employee of the Corporation or an Affiliate of the Corporation, as applicable, then all outstanding Share Units which have not Vested shall immediately Vest and become Vested Share Units and shall be paid out immediately in accordance with the terms of this Plan.

6.9	General Conditions of Payout

(a)	Notwithstanding any provision in the Plan to the contrary and for greater certainty, no Payout in respect of any Share Units credited to an Eligible Participant’s Account shall occur following the Expiry Date of such Share Units.

(b)	Upon a Payout pursuant to this Article 6, the entitlement of an Eligible Participant to receive any and all amounts in respect of the Vested Share Units to which such Payout relates shall be fully discharged and satisfied and all such Vested Share Units shall thereupon be cancelled.

(c)	No interest shall accrue to, or be credited to, the Eligible Participant or his or her Beneficiary on any amount payable under the Plan.

(d)	Notwithstanding any other provision of the Plan, no new awards of Share Units will be made to an Eligible Participant while such Eligible Participant is absent from the workplace as a result of a Disability or following the Eligible Participant’s Termination Date.

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(e)	In the event that the Payout of an Eligible Participant’s Vested Share Units occurs after the date on which the Shares ceased to be traded on the Stock Exchange, provided such cessation in trading is not reasonably expected to be temporary (the “Cease Trade Date”), the value of Payout of such Share Units of the Eligible Participant pursuant to this Article 6 shall be determined in accordance with the following:

(i)	where the Eligible Participant’s Termination Date is before or not more than three hundred and sixty-five (365) days after the last Trading Day before the Cease Trade Date, the value of each Vested Share Unit credited to the Eligible Participant’s Account at his or her Termination Date shall be equal to the Fair Market Value on the last Trading Day before the Cease Trade Date;

(ii)	where the Eligible Participant’s Termination Date is after the date that is three hundred and sixty-five (365) days after the last Trading Day before the Cease Trade Date, the value of each Vested Share Unit credited to the Eligible Participant’s Account at his or her Termination Date shall be based on the fair market value of a common share of the Corporation at his or her Termination Date as determined on a reasonable and equitable basis by the Board after receiving the advice of one or more independent firms of investment bankers of national repute.

6.10	Forfeited Share Units

(a)	No cash, Shares or other compensation shall at any time be paid in respect of any Share Units which have been forfeited or terminated under this Plan or on account of damages relating to any Share Units which have been forfeited or terminated under this Plan.

(b)	Notwithstanding any other provision of the Plan, Share Units granted hereunder shall terminate, if not redeemed or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after the Expiry Date.

Article 7
GENERAL

7.1	Amendment, Suspension or Termination of Plan

The Plan may be amended, suspended or terminated at any time by the Board in whole or in part. No amendment of the Plan shall, without the consent of the Eligible Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Eligible Participants with respect to Share Units granted prior to the date of the amendment. Upon termination of the Plan, all unvested Share Units shall remain outstanding and in effect and continue to Vest and be settled in accordance with the terms of the Plan existing at the time of its termination and the applicable Grant Agreement. The Plan will terminate on the date upon which no further Share Units remain outstanding.

Shareholder approval shall be obtained in accordance with the requirements of the Stock Exchange for any amendment that results in:

(a)	an increase in the maximum number of Shares issuable under Section 3.3 of this Plan;

(b)	an amendment to the individuals designated as Eligible Participants under this Plan;

(c)	an extension of the Expiry Date for Share Units granted under this Plan;

(d)	an amendment that would permit a Share Unit to be transferable or assignable, other than by will or the laws of descent and distribution; or

(e)	an amendment to the amendment provisions contained in this Section 7.1.

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7.2	Compliance with Laws

The administration of the Plan shall be subject to and made in conformity with Applicable Law.

7.3	Reorganization of the Corporation

The existence of any Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Corporation or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation, or any amalgamation, combination, merger or consolidation involving the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

7.4	Assignment

(a)	Rights and obligations under the Plan may be assigned by the Corporation to a successor in the business of the Corporation, any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Corporation, or any corporation acquiring all or substantially all of the assets or business of the Corporation.

(b)	In no event may the rights or interests of an Eligible Participant under the Plan be assigned, encumbered, pledged, transferred or alienated in any way, except to the extent that certain rights may pass to a Beneficiary upon death of an Eligible Participant pursuant to the terms of the Plan.

7.5	Units Non-Transferable

Share Units are non-transferable. Certificates representing Share Units will not be issued by the Corporation.

7.6	Designation of Beneficiary

Subject to the requirements of Applicable Law, an Eligible Participant shall designate in writing a person who is a dependant or relation of the Eligible Participant as a beneficiary to receive any benefits that are payable under the Plan upon the death of such Eligible Participant. The Eligible Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in the form of Schedule “B”. The initial designation of each Eligible Participant shall be executed and filed with the Corporate Secretary of the Corporation: (a) in the case of an existing employee, within sixty (60) days following the Effective Date of the Plan; or (b) in the case of a new employee, within sixty (60) days after the employee’s date of hire. Changes to such designation may be filed from time to time thereafter, subject to Applicable Law.

7.7	Participation is Voluntary; No Additional Rights

(a)	The participation of any Eligible Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Eligible Participant any rights or privileges other than those rights and privileges expressly provided in the Plan.

(b)	Without limiting the generality of Section 7.7(a), neither participation in the Plan nor any action taken under the Plan shall give or be deemed to give any Eligible Participant a right to continued employment or engagement with the Corporation or an Affiliate, and such participation shall not interfere with the right of the Corporation or an Affiliate, as applicable, to terminate the Eligible Participant’s employment at any time.

(c)	Without limiting the generality of Section 7.7(a), nothing in this Plan or the Eligible Participant’s opportunity to participate in this Plan shall be construed to provide the Eligible Participant with any rights whatsoever to participate or to continue participation in this Plan, or to compensation or damages in lieu of participation or the right to participate in this Plan upon the termination of the Eligible Participant’s employment with the Corporation or an Affiliate of the Corporation, as applicable, for any reason (including, without limitation, any breach of contract by the Corporation or an Affiliate of the Corporation, as applicable) or in consequence of any other circumstances whatsoever.

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7.8	No Shareholder Rights

Under no circumstances shall Share Units be considered Shares or other securities of the Corporation, nor shall they entitle any Eligible Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Corporation, including, without limitation, voting rights, dividend entitlement rights or rights on liquidation, nor shall any Eligible Participant be considered the owner of Shares by virtue of the award of Share Units.

7.9	Unfunded and Unsecured Plan

Unless otherwise determined by the Board, the Plan shall be unfunded and the Corporation will not secure its obligations under the Plan. To the extent any Eligible Participant or his or her Beneficiary holds any rights by virtue of a grant of Share Units under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

7.10	Market Fluctuations

(a)	No amount will be paid to, or in respect of, an Eligible Participant under the Plan to compensate for a downward fluctuation in the price of Shares, nor will any other form of benefit be conferred upon, or in respect of, an Eligible Participant for such purpose.

(b)	The Corporation makes no representations or warranties to Eligible Participants with respect to the Plan or the Share Units whatsoever. In seeking the benefits of participation in the Plan, an Eligible Participant agrees to exclusively accept all risks associated with a decline in the Fair Market Value of Shares and all other risks associated with the holding of Share Units.

7.11	Currency

All payments and benefits under the Plan shall be determined in the lawful currency of Canada and paid in the local currency of the Eligible Participant’s country of residence using the currency exchange rate available to the Corporation at the time of payment.

7.12	Governing Law

The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein, without regard to principles of conflict of laws.

7.13	Severability

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

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schedule “a”

Fortuna Silver Mines Inc.
Amended and Restated Share Unit Plan (the “Plan”)

Grant Agreement

Fortuna Silver Mines Inc. (the “Corporation”) hereby grants the following award to the Eligible Participant named below in accordance with and subject to the terms, conditions and restrictions of this Grant Agreement (“Grant Agreement”), together with the provisions of the Plan:

Name of Eligible Participant:

Address of Eligible Participant:

Type of Share Units (RSUs or PSUs):

Number of Share Units:

Grant Date:

Time Vesting Criteria (for RSUs):

Performance Conditions (for PSUs):

Form of Payout:

Expiry Date:

The terms and conditions of the Plan are hereby incorporated by reference as terms and conditions of this Grant Agreement and all capitalized terms used herein, unless expressly defined in a different manner, have the meanings ascribed thereto in the Plan.

Participation in the Plan is voluntary and is not a condition of employment. No Eligible Participant shall have any claim or right to be granted Share Units pursuant to the Plan.

Neither the Corporation nor any Affiliate of the Corporation (which for the purposes of this Grant Agreement includes their respective directors, officers and employees) shall have any liability for: (i) the income or other tax consequences to Eligible Participants arising from participation in the Plan; (ii) any change in the value of the Shares of the Corporation; or (iii) any delays or errors in the administration of the Plan, except where such person has acted with willful misconduct. Eligible Participants should consult their own tax and business advisors as neither the Corporation nor any of its Affiliates is providing any such advice to any Eligible Participant.

As a condition to the Payout of Share Units, an Eligible Participant: (a) authorizes the Corporation and any of its Affiliates, as applicable, to withhold, in accordance with applicable law, any Applicable Withholding Taxes as a result of the Eligible Participant’s participation hereunder from payments of any kind otherwise due to the Eligible Participant; (b) agrees, if requested by the Corporation and any of its Affiliates, as applicable, to remit to the Corporation or its Affiliate, as the case may be, at the time of the Payout of the Share Unit amounts necessary to pay any Applicable Withholding Taxes; and/or (c) comply with other arrangements acceptable to the Corporation and any of its Affiliates, as applicable, to fund the Applicable Withholding Taxes. The Eligible Participant hereby acknowledges and confirms that the Corporation and any of its Affiliates, as applicable, make no representation or warranty regarding the tax consequences to the Eligible Participant in connection with the Plan or hereunder.

Please acknowledge receipt of this Grant Agreement and your agreement to be bound by its terms (and the terms and conditions set out in the Plan) by signing the acknowledgement below.

Thank you for your contribution to Fortuna Silver Mines Inc.

FORTUNA SILVER MINES INC.

Per:
Name:
Title:

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acknowledgement

The undersigned Eligible Participant acknowledges that:

1.	I ________am / ________am not [check appropriate box] a U.S. Taxpayer.

2.	I have received and reviewed a copy of the Plan and agree to be bound by it and the terms of this Grant Agreement. In the event of any conflict between the terms of the Plan and this Grant Agreement, the terms of the Plan will govern and prevail.

3.	Upon receipt of this Grant Agreement by the Corporation, Share Units will be allocated to my account in the Plan as of [Date].

4.	I have not been induced to enter into this Grant Agreement by expectation of employment or continued employment with the Corporation or an Affiliate.

5.	I will be liable for income tax and other applicable taxes or social security contributions when payment is made to me under the Plan in respect of Share Units credited to my Account, in accordance with the terms of the Plan. If I am a U.S. Taxpayer, I understand that I may be liable for certain employment taxes upon vesting of the Share Units, which may be withheld from any payments otherwise then payable to me. I should confirm the tax treatment with my own tax advisor.

6.	The value of a Share Unit is based on the trading price of a Share and is thus not guaranteed. The eventual cash value of a Share Unit on the applicable payment date may be higher or lower than the value of the Share Unit at the time it was allocated to my account in the Plan.

7.	If my employment with the Corporation or an Affiliate, as applicable, is terminated for Cause, I will forfeit all Share Units, whether vested or unvested, in my Account at the time, as set out in more detail in the Plan.

8.	If I resign my employment with the Corporation, or an Affiliate, as applicable, I will forfeit any Share Units in my Account at that time which have not yet vested, as set out in more detail in the Plan.

9.	Any Payout owing to me pursuant to the Plan, less Applicable Withholding Taxes (unless other arrangements suitable to the Corporation or an Affiliate to fund the Applicable Withholding Taxes have been made) if the Payout is in cash, will be forwarded to me at the address above, in the case of cash, in the form of an electronic transfer from the Corporation and in the case of Shares, in the form of share certificates or other document evidencing the issuance of Shares delivered by registered mail.

10.	I shall have no entitlement to receive payment in respect of any Share Units that are forfeited pursuant to the terms of the Plan whether by way of damages or otherwise.

11.	No funds will be set aside to guarantee a cash payment of the Share Units and that future cash payments of Share Units will remain an unfunded and unsecured liability recorded on the books of the Corporation.

12.	I am required to provide the Corporation with all information (including personal information) the Board requires to administer the Plan and I hereby consent to the collection of all such information by the Corporation. I understand that the Corporation may from time to time transfer or provide access to such information to third party service providers for purposes of the administration of the Plan and that such service providers will be provided with such information for the sole purpose of providing such services to the Corporation. I acknowledge that withdrawal of the consent at any time may result in a delay in the administration of the Plan or in the inability of the Corporation to deliver a Payout corresponding to the number of my Share Units to me under the Plan.

Date:
Signature of Eligible Participant

Name of Eligible Participant [Please Print]

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SCHEDULE “B”

Fortuna Silver Mines Inc.
Amended and Restated Share Unit Plan

Beneficiary Designation

To:               Corporate Secretary

I,                                                                       , being a participant in the Fortuna Silver Mines Inc. Amended and Restated Share Unit Plan (the “Plan”) hereby designate the following individual as my Beneficiary for purposes of the Plan:

Name of Beneficiary:

Address of Beneficiary:

This designation revokes any previous Beneficiary designation made by me under the Plan. Under the terms of the Plan, and subject to Applicable Law, I reserve the right to revoke this designation and to designate another individual as my Beneficiary.

Date:

Name:	(please print)

Signature:

Choosing your Beneficiary is an important decision and this is an important document. We recommend that you consider your options carefully and that you seek appropriate advice before completing it if you require clarification.

All capitalized terms used in this Beneficiary Designation shall have the same meaning as in the Plan unless otherwise defined herein.

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SCHEDULE “C”

Fortuna Silver Mines Inc.
Amended and Restated Share Unit Plan

Plan Provisions Applicable to U.S. Taxpayers

This Schedule “C” is an integral part of the Plan. The provisions of this Schedule “C” apply to U.S. Taxpayers notwithstanding anything to the contrary in the Plan or in any Grant Agreement. Except as specifically defined in this Schedule “C,” all capitalized terms used in this Schedule “C” have the meaning attributed to them in the Plan.

1.	Notwithstanding Section 1.2(v) of the Plan, with respect to a U.S. Taxpayer, the term “Payment Date” means the Vesting Date.

2.	For purposes of establishing a Vesting Date under Section 1.2(oo) for a U.S. Taxpayer, the Vesting Date shall be the first date as of which the U.S. Taxpayer’s rights to the Share Units are no longer subject to a “substantial risk of forfeiture,” as defined for purposes of Section 409A of the Code. Accordingly, if a U.S. Taxpayer’s rights to the Share Units become vested and non-forfeitable as a result of the application of Section 6.3, 6.5, 6.6 or 6.7 or otherwise, prior to the designated “Vesting Date” as set forth in Section 1.2(oo) or any Grant Agreement, such earlier date shall be treated as the “Vesting Date” for purposes of the Plan.

3.	In addition to the Corporation’s rights to withhold under Section 2.2(b) from amounts paid under the Plan, to the extent any Applicable Withholding Taxes are due prior to the date of payment of the Share Units, the Corporation and its Affiliates, as applicable, shall be authorized to deduct the Applicable Withholding Taxes from other salary or wages then due to the U.S. Taxpayer.

4.	Notwithstanding the provisions of Section 6.5 of the Plan, to the extent a U.S. Taxpayer can accelerate the vesting of his Share Units upon Retirement, the U.S. Taxpayer shall be treated as having a “Vesting Date” at the earliest date upon which the U.S. Taxpayer could retire and become vested (regardless of whether the U.S. Taxpayer actually retired on such date). For purposes of this Schedule “C,” the earliest date upon which a U.S. Taxpayer could retire would be after completing _____________ years of continuous service with the Corporation and/or its Affiliates. Additionally, a U.S. Taxpayer shall be considered to have a Vesting Date on the date of termination due to Disability.

5.	Notwithstanding Article 6 of the Plan, in the case of an Eligible Participant who is a U.S. Taxpayer, any Payout in respect of any Vested Share Units to such U.S. Taxpayer pursuant to Sections 6.1, 6.3, 6.4, 6.6, 6.7 or 6.8 of the Plan shall be made to such U.S. Taxpayer within ten (10) days following the Payment Date for such Vested Share Units.

6.	Notwithstanding any other provision of this Schedule “C” or of the Plan to the contrary, under no circumstances may the time or schedule of any payment described in this Schedule “C” be subject to a further deferral except as otherwise permitted by Section 409A of the Code and the regulations and other guidance issued thereunder. The Eligible Participant does not have any right to make any election regarding the time or form of any payment due under this Schedule “C.”

7.	Notwithstanding the discretion of the Board in Section 7.9 of the Plan to cause the Plan to be funded, any obligation with respect to a U.S. Taxpayer shall at all times be unfunded and the U.S. Taxpayer’s rights under this Plan shall be no greater than the rights of an unsecured creditor of the Corporation.

8.	It is the Corporation’s intent that this Plan be exempt from the provisions of Section 409A of the Code under the short-term deferral exception described in Section 1.409A-1(b)(4) of the Treasury Regulations given that all payments under the Plan will be made no later than the 15th day of the third month following the end of the first calendar year (or, if later, the end of the Corporation’s first fiscal year) in which the U.S. Taxpayer’s rights to the Share Units are no longer subject to a substantial risk of forfeiture. The Corporation has made good faith efforts to draft the Plan accordingly. In the event of any ambiguity in the language or any agreement entered into under the Plan (including any Grant Agreement) or in the operation of the Plan, the Plan and any agreement (including any Grant Agreement) shall be construed, interpreted and operated in a manner that will result in exemption from or compliance with the requirements of Section 409A. Notwithstanding the foregoing, no such construction, interpretation or operation of the Plan shall be such that the Plan would constitute a “salary deferral arrangement” as defined in Section 248(1) of the Income Tax Act (Canada) or any successor to such provision.

9.	Without limiting the generality of Paragraph 8 of this Schedule “C,” if any provision of the Plan contravenes any regulations or other guidance provided under Section 409A of the Code or would cause the Share Units to be subject to the interest and penalties under Section 409A of the Code, the Corporation may modify such provision of the Plan, to the extent that it applies to U.S. Taxpayers, without the consent of any Eligible Participant, to maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A of the Code. Notwithstanding the foregoing, the neither the Corporation nor any of its affiliates, nor any of their shareholders, officers, employees, directors, agents or representatives shall be liable to any Eligible Participant or other person for any adverse tax consequences resulting from the application of Section 409A of the Code.

10.	All provisions of the Plan shall continue to apply to a U.S. Taxpayer to the extent that they have not been specifically modified by this Schedule “C.”

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SCHEDULE “B”

BOARD MANDATE

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with the British Columbia Business Corporations Act; the Company’s Articles; the Company’s Code of Business Conduct and Ethics; the Mandate of the Board, the charters of the Board’s committees, and other applicable laws and policies. The Board approves significant decisions that affect the Company before they are implemented. As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

a.	Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company’s constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b.	Strategic Planning

The Board monitors the Company’s strategic planning process, including the opportunities and risks of the business. The senior officers of the Company (“Management”) present materials relating to the strategic plan to the Board periodically throughout the year on current and proposed operations of the Company. The Board reviews the plan to assess its strengths, weaknesses and overall results so that the plan can be adjusted in a timely manner.

c.	Dealing with Risks

The Board, in its assessment of the strategic plan, reviews principal risks and considers management’s plans to monitor and manage risk. The principal risks to the Company have been identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that exploration, development and mining activities are inherently risky. Management assists the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed. The Board may from time to time appoint Management members, board members or advisors to assist in assessing different risks.

d.	Succession Planning

The Corporate Governance and Nominating Committee annually identifies key individuals of the Company and, in consultation with Management, determines how to replace such individuals should the need arise. Management is assigned the responsibility of training and advising new persons of the Company’s policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of Management.

e.	Disclosure Policy

The Disclosure Policy governs communication with shareholders and others and reflects the Company’s commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company’s relationship with its shareholders.

f.	Internal Control and Management Information Systems

The effectiveness and integrity of the Company’s internal control and management information systems contribute to the effectiveness of the Board and the Company. The Board, through its audit committee, oversees and monitors internal control and management information systems.

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g.	Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee which has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices. The Corporate Governance and Nominating Committee is also responsible for identifying and recommending to the Board individuals qualified to become new board members.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Corporate Governance and Nominating Committee.

h.	Feedback

The Company’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i.	Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board’s duties, and for ensuring that the committees have the requisite independence, competency and skill. The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member. Directors are responsible for reviewing meeting materials in advance of the meeting.

MANAGEMENT INFORMATION CIRCULAR	Page | B-2